Exhibit 2.1

STOCK PURCHASE AGREEMENT

dated as of January 27, 2006

by and between

ALBANY MOLECULAR RESEARCH, INC.

and

DR FERENC DARVAS AND OTHERS

with respect to all

outstanding capital stock of

COMGENEX KUTATÓ-FEJLESZTŐ RT.

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of January 27, 2006, is made and entered into by and between Albany Molecular Research, Inc., a Delaware Corporation with a principal place of business located at 21 Corporate Circle, Albany, New York, USA (“hereinafter referred to as “Purchaser” or “Company”), and

Dr. Ferenc Darvas (resident in 1016 Budapest, Lisznyai u. 15., Hungary)

Dr. Ferencné Darvas (resident in 1016 Budapest, Lisznyai u. 15., Hungary)

Margit Varga Darvas (resident in 1153 Budapest, Eötvös u. 33., Hungary)

Gergely Darvas (resident in 1014 Budapest, Dísz tér 14., Hungary)

Pálné Tari (resident in 1153 Budapest, Arany János u. 105., Hungary)

Dr. László Ürge (resident in 1029 Budapest, Feketerigó u. 50., Hungary)

Alexander Drijver (resident in 1133 Budapest, Hegedűs Gyula u. 91., Hungary)

Mihály Hanyecz (resident in 1038 Budapest, Forrásliget u. 10., Hungary)

Darholding Vagyonkezelő Rt. „bejegyzés alatt” a limited liability company, organised under the laws of Hungary being under registration under Cg. 01-09-866726 (“Sellers”).

W I T N E S S E T H:

WHEREAS, the Sellers collectively own the Shares (as defined below), of ComGenex Kutató-Fejlesztő Rt., a corporation organized under the laws of the Republic of Hungary (court registration number: 01-10-044828, seat: 1031 Budapest, Záhony u. 7., Hungary) (the “Company”). The Shares held by each Seller respectively is indicated in Exhibit A of this Agreement;

WHEREAS, certain Sellers and the Purchaser signed the Letter of Intent on 12 December 2005; and

WHEREAS, Sellers desire to sell, and Purchaser desires to purchase, the Shares on the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1           Definitions.

Defined Terms. As used in this Agreement, the following defined terms have the meanings indicated below:

“Actions” or “Proceedings” means any action, suit, proceeding, arbitration or Governmental or Regulatory Authority investigation.

“Affiliate” means any person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the person specified.

“AMRI” means Albany Molecular Research, Inc., 21 Corporate Circle, P.O. Box 15098, Albany, NY 12212-5098, United States of America, being the 100% shareholder of the Purchaser.

“Ancillary Agreements” has the meaning assigned in Section 3.1.

“Balance Sheet” has the meaning assigned in Section 3.7(a).

“Business Day” means a day that is not a Saturday, a Sunday or a statutory or civic holiday in the Republic of Hungary, or any other day on which the principal offices of the Purchaser are closed or become closed prior to 2 p.m. local time whether in accordance with established company policy or as a result of unanticipated events, including adverse weather conditions.

“Closing” has the meaning assigned in Section 2.5.

“Closing Date Balance Sheet” means a consolidated balance sheet of the Company at the Closing Date, without giving effect to the transactions contemplated hereby. For purposes of clarification, the Closing Date Balance Sheet will not include purchase accounting adjustments related to the contemplated transaction.

“Closing Date” means 15 February 2005.

“ComInnex Consulting Agreement” means the Consulting Agreement substantially in the form of Exhibit H among ComInnex Zrt. and the Company.

“Common Stock” has the meaning assigned in Section 3.3.

“Company” has the meaning assigned in the recitals of this Agreement.

“Company Employee Plan” means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen’s compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, funded or unfunded.

“Company Intellectual Property” means any and all Intellectual Property, both registered and unregistered, in any jurisdiction worldwide, that is owned in whole or in part by or is subject to any agreement or other obligation to assign or transfer ownership in whole or in part to or exclusively licensed to the Company or its Subsidiaries, and expressly includes, but is not limited to, the registered Intellectual Property identified by Section 3.16(a) of the Disclosure Schedule.

“Company International Employee Plan” means any Company Employee Plan that has been adopted or maintained by Company, whether formally or informally, for the benefit of employees outside the Republic of Hungary.

“Contract” means any written or oral contract, agreement or understanding between two or more parties.

“Corporate Seller” means Darholding Vagyonkezelő Kft. b.a. with its seat at 1031 Budapest, Záhony u. 7., Hungary, under registration by the court of registration under Cg. 01-09-866726, a Hungarian limited liability company.

“Court Order” means any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal, or any Governmental or Regulatory Authority, and any award in any arbitration proceeding.

“Disclosure Schedule” has the meaning assigned in the forepart of ARTICLE III.

“Disposal Agent” means a disposer of Hazardous Materials.

“Disposal Site” means a landfill of Hazardous Materials.

 “Employment Agreement” means the employment agreement substantially in the form of Exhibit F hereto among Company and Dr. László Ürge.

“Employment Termination Agreements” means the employment termination agreements and employment amendment agreements substantially in the form of Exhibit E hereto among Company and Dr. Ferenc Darvas, Alex Drijver, Margit Varga Darvas and Pálné Tari, respectively.

“Encumbrances” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge, option, right of first refusal, restriction of any kind, or any conditional sale contract, title retention contract or other Contract to give any of the foregoing.

“Environmental Encumbrance” shall mean any lien, claim, charge, security interest, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title, covenant or other restrictions of any kind in favor of any Governmental or Regulatory Authority for: (i) any liability under any Environmental Law; or (ii) damages arising from, or costs incurred by such Governmental or Regulatory Authority in response to, a Release or threatened Release of a Hazardous Material into the environment.

“Environmental Laws” means all Requirements of Laws at the time of Closing which regulate any Hazardous Material or the use, handling, transportation, production, spill, leaking, pumping, injection, deposit, disposal, discharge, dispersal, Release, threatened Release, migration, emission, sale or storage of, or the exposure of any person to, a Hazardous Material.

“Escrow Agent” means ING Bank Rt. (address: 1068 Budapest, Dózsa György út 84/b.) or any other first-class financial institution agreed by the parties.

“Escrow Agreement” means the Escrow Fund Agreement substantially in the form of Exhibit B hereto to be signed by the Purchaser, the Sellers and the Escrow Agent simultaneously with the Closing.

“Escrow Account” means the escrow account created pursuant to the Escrow Agreement.

“Escrow Amount” means an amount initially equal to $1,500,000, subject to reduction as provided in Section 2.4(b).

“Financial Statement Date” means 31 December 2005.

“GAAP” means United States generally accepted accounting principles, consistently applied, as in effect on the date hereof.

“Governmental or Regulatory Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the Republic of Hungary, United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

“Governmental Permits” means all licenses, franchises, permits, privileges, immunities, approvals and other authorizations from Governmental or Regulatory Authority.

“Hazardous Material” means any material or substance that at the time of Closing is prohibited or regulated by any Requirement of Law or that is now designated by any Governmental Body to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment.

“Hazardous Materials Activities” means the use, handling, transportation, distribution, sale, Release or threatened Release of, or Remedial Action concerning any Hazardous Material, performed, in connection with the Real Property.

 “IFRS” means the entire body of International Accounting Standards Board pronouncements, including standards and interpretations approved by the International Accounting Standards Board ASB and International Accounting Standards and SIC interpretations approved by the predecessor International Accounting Standards Committee.

“Indebtedness” of any person means all obligations of such person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases and (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other person.

“Individual Sellers” means Dr. Ferenc Darvas, Margit Darvas Varga, Gergely Darvas, Pálné Tari and Dr. László Ürge being shareholders of the Company, transferring part of their shares to the Corporate Seller as of 19 January 2006 in the proportion indicated in Exhibit A.

“Intellectual Property” means any and all of the following and all rights in, arising out of, or associated therewith throughout the world, including any registrations or applications therefore:  (i) all Hungarian and foreign patents and applications therefore and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, schematics, technology, process and manufacturing information, research and development data, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all Hungarian and foreign copyrights, copyrights registrations and applications therefore and all other rights corresponding thereto; (iv) all Hungarian and foreign mask works, mask work and any registrations and applications therefore; (v) all Hungarian and foreign industrial designs and any registrations and applications therefore; (vi) all Hungarian and foreign trade names, logos, slogans, common law trademarks and service marks; trademark and service mark registrations and applications therefore and all goodwill associated therewith; (vii) all material databases and data collections and all rights therein; and (viii) all material computer software including all source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded, all Internet addresses, sites (and all content contained therein) and domain names.

 “Lease Agreement” means the Lease Agreement substantially in the form of Exhibit D hereto among Company and ComInnex Kutató-Fejlesztő Zrt.

“Letter of Intent” means the letter of intent signed by certain Sellers, the Company and the Purchaser on 12 December 2005 with the intention of contemplating the sale and purchase of the Shares.

“Liabilities” means all Indebtedness, obligations and other liabilities of a person (whether absolute, accrued, contingent, asserted, unasserted, fixed or otherwise, or whether due or to become due).

“Loss” or “Losses” means any and all damages, fines, penalties, deficiencies, losses, judgments, costs and expenses (including interest, court costs, reasonable fees of attorneys, accountants and other experts) and other reasonable expenses of litigation or other proceedings with respect to any claim, default or assessment.

“Material Adverse Effect” with respect to any person means a material adverse effect on the business, financial condition, assets, properties, operations or results of operations of such person and any subsidiaries of such person taken as a whole; provided, however, that a “Material Adverse Effect” shall not be deemed to have occurred solely as a result of any effect or change occurring as a consequence of general economic or financial conditions.

“Order” means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“Permits and/or Approvals” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and similar consents granted or issued by any Governmental or Regulatory Authority.

“Purchase Price” has the meaning assigned in Section 2.2.

“Purchaser” has the meaning assigned in the first paragraph of this Agreement.

“Real Property” means any real property now or at any time in the past owned or leased by the Company or any Subsidiaries, including, without limitation, that real property listed in Section 3.13 (a) of the Disclosure Schedule; provided, however, that any representation or warranty made with respect to such real property owned or leased in the past or owned or leased by a predecessor is made only to the knowledge of the Sellers.

“Recycler” means a recycler of Hazardous Materials.

“Release” means release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Hazardous Material on any Real Property or in, on, under or through the air, soil, ground water, surface water or improvements to the Real Property.

“Remedial Action” means any reporting, investigation, characterization, feasibility study, health assessment, risk assessment, remediation, treatment, recycling, removal, transport, monitoring, maintenance or any other activity incident to the Release, threatened Release, investigation, remediation or removal of a Hazardous Material existing on any Real Property or in, on, under or through the air, soil, ground water, surface water or improvements to the Real Property.

“Requirements of Laws” means any foreign, federal, state and local laws, statutes, regulations, rules, codes, ordinances, judgments, injunctions, decrees, orders, permits, approvals, treaties or protocols now or later enacted, adopted or issued by any Governmental or Regulatory Authority (including, without limitation, those pertaining to electrical, building, zoning, environmental and occupational safety and health requirements) or common law, and in effect as of the Closing.

 “Selected Accounting Firm” has the meaning assigned in Section 2.3 (d).

“Sellers” has the meaning assigned in the forepart of this Agreement.

“Sellers’ Account” means the following bank accounts:

Alexander Drijver no. 10700024-54296527-50000005 (IBAN code: HU63 1070 0024 5429 6527 5000 0005) held by CIB Bank Rt. (1027 Budapest, Medve u. 10-14.) (SWIFT code: CIBHHUHB)

dr. László Ürge no. 10700024-54294453-50000005 (IBAN code: HU84 1070 0024 5429 4453 5000 0005) held by CIB Bank Rt. (1027 Budapest, Medve u. 10-14.) (SWIFT code: CIBHHUHB)

dr. Ferenc Darvas no. 10700024-54294752-50000005 (IBAN code: HU48 1070 0024 5429 4752 5000 0005) held by CIB Bank Rt. (1027 Budapest, Medve u. 10-14.) (SWIFT code: CIBHHUHB)

Pálné Tari no. 10700024-09511301-50000005 (IBAN code: HU75 1070 0024 0951 1301 5000 0005) held by CIB Bank Rt. (1027 Budapest, Medve u. 10-14.) (SWIFT code: CIBHHUHB)

Gergely Darvas no. 10700024-01864708-50000005 (IBAN code: HU12 1070 0024 0186 4708 5000 0005) held by CIB Bank Rt. (1027 Budapest, Medve u. 10-14.) (SWIFT code: CIBHHUHB)

dr. Ferencné Darvas no. 10700024-14080108-50000005 (IBAN code: HU30 1070 0024 1408 0108 5000 0005) held by CIB Bank Rt. (1027 Budapest, Medve u. 10-14.) (SWIFT code: CIBHHUHB)

Mihály Hanyecz no. 10700378-50162053-50100002 (IBAN code: HU67 1070 0378 5016 2053 5010 0002) held by CIB Bank Rt. (1027 Budapest, Medve u. 10-14.) (SWIFT code: CIBHHUHB)

Margit Darvas Varga no. 10700024-08669102-50000005 (IBAN code: HU35 1070 0024 0866 9102 5000 0005) held by CIB Bank Rt. (1027 Budapest, Medve u. 10-14.) (SWIFT code: CIBHHUHB)

Darholding Vagyonkezelő Kft. no. 10700024-43501504-51300009 (IBAN code: HU39 1070 0024 4350 1504 5130 0009) held by CIB Bank Rt. (1027 Budapest, Medve u. 10-14.) (SWIFT code: CIBHHUHB)

or any other account indicated by the Sellers to the Purchaser in writing.

“Shares” means (i) 1,000 shares of common stock, par value HUF 10,000 per share; (ii) 100 shares of common stock, par value HUF 50,000 per share; (iii) 100 shares of common stock, par value HUF 100,000 per share; (iv) 10 shares of common stock, par value HUF 500,000 per share; and (v) one share of stock par value HUF 1,000,000, collectively, constituting all of the issued and outstanding shares of capital and voting stock of the Company as of the date hereof.

“Subsidiaries” means Recomgenex Kft. (address: Záhony utca 7, 1031 Budapest, Hungary and Comgenex LLC (address: 115 Morgan Drive, Sedona USA, AZ 86351)

“Stockholder Representative” has the meaning assigned in Section 11.16.

“Tax Returns” means a report, return or other information required to be supplied to a governmental entity with respect to Taxes including combined or consolidated returns for any group of entities that includes the Company or any of its subsidiaries.

“Taxes” means any federal, state, county, local or foreign taxes, charges, fees, levies, or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, license, estimated, stamp, custom duties, severance or withholding taxes or charges imposed by a governmental entity, and includes any interest and penalties (civil or criminal) on or additions to any such taxes.

 “Third Party” means any person (including, but not limited to, a Governmental or Regulatory Authority) not an Affiliate of the other referenced person or persons.

“Third-Party Claim” has the meaning assigned in Section 9.7(a).

Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires:  (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the phrase “ordinary course of business” refers to the business of the Company and its subsidiaries; (vi) whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation;” (vii) the phrase “made available” shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available; (viii) whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified; (ix) any representation or warranty contained herein as to the enforceability of a Contract shall be subject to the effect and limitations of any bankruptcy, insolvency, reorganization, moratorium or other similar law affecting the enforcement of creditors’ rights generally and to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and (x) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

“Van Zijll Consulting Agreement” means the Consulting Agreements substantially in the form of Exhibit C hereto among Company and Van Zijll Kft.

“Waste Hauler” means a hauler of Hazardous Materials.

“Working Capital” means current assets less current liabilities including accruals, deferred payments and provisions, each as determined in accordance with IFRS. The financial effects of any commitment undertaken by the Company in accordance with this Agreement, including, but not limited to, the payments to be made to the employees in accordance with the Employment Termination Agreements shall not be taken into account in the calculation of the Working Capital. 50% of the costs of the Company arising in connection with this stock purchase transaction shall also be excluded from the calculation of the Working Capital.

ARTICLE II

SALE OF SHARES AND CLOSING

2.1           Purchase and Sale.

The Sellers agree to sell to Purchaser, and Purchaser agrees to purchase from the Sellers, directly, all of the right, title and interest of Sellers in and to the Shares at the Closing on the terms and subject to the conditions set forth in this Agreement.

2.2           Purchase Price. (a)  The aggregate purchase price for the Shares is Eleven Million US Dollars ($11,000,000) as adjusted in Section 2.2(b) and 2.2(c) below (the “Purchase Price”). The Purchase Price shall be payable in the manner provided in Sections 2.5 and 2.6.

(b)           Revenue Adjustment. (i) The Purchase Price will be adjusted at Closing in the event that the revenue for the Company’s fiscal year ended December 31, 2005 determined in accordance with IFRS is less than US$8,000,000 or is more than US$8,800,000. The Purchase Price at Closing will be determined as follows depending on the Company’s unaudited fiscal year ended December 31, 2005 revenue (the “Unaudited 2005 Revenue”):

If Unaudited 2005 Revenue is greater than or equal to:	But less than:	Purchase Price shall be adjusted at Closing to:
$7,000,000	$7,200,000	$10,500,000
$7,200,000	$7,400,000	$10,600,000
$7,400,000	$7,600,000	$10,700,000
$7,600,000	$7,800,000	$10,800,000
$7,800,000	$8,000,000	$10,900,000
$8,000,000	$8,800,000	$11,000,000
$8,800,000	$9,000,000	$11,100,000
$9,000,000	$9,200,000	$11,200,000
$9,200,000	$9,400,000	$11,300,000
$9,400,000	$9,600,000	$11,400,000
$9,600,000	$9,800,000	$11,500,000

For the purpose of the aforementioned revenue adjustment, the revenue figures of the Company expressed in Hungarian Forints shall be translated into US dollars on the basis of the “Yearly Average” exchange rate with the US dollar during 2005, as published by the Hungarian National Bank.

(ii)           If the Unaudited 2005 Revenue is less than US$7,000,000, the Purchaser shall have the right, but not the obligation, to terminate this Agreement in accordance with Section 10.1(e), if Purchaser does not so terminate this Agreement the Purchase Price shall be adjusted at Closing to $10,500,000. If the Unaudited 2005 Revenue is greater than US$9,800,000, the Sellers shall have the right, but not the obligation, to terminate this

Agreement in accordance with Section 10.1(f), if the Sellers do not so terminate this Agreement the Purchase Price shall be adjusted at Closing to $11,500,000.

(iii)          The Purchase Price will be further adjusted based on Audited 2005 Revenue (as defined in Section 2.3(b)) in accordance with Section 2.3(e).

(c)           Working Capital Adjustment.

(i)            The Purchase Price also shall be adjusted at Closing dollar-for-dollar by an amount equal to any variances between the Estimated Working Capital (as defined below) and US$350,000.

(ii)           For the purposes of the Working Capital Adjustment, not later than three (3) Business Days prior to the Closing, the Sellers shall have delivered or caused the Company to deliver to Purchaser (i) the Company’s reasonable, good faith estimate of the Company’s Working Capital as of the Closing Date (the “Estimated Working Capital”), together with a Closing Date Balance Sheet (prepared in accordance with IFRS), the calculation of the Estimated Working Capital and such detail and documentation as Purchaser shall reasonably request to verify Estimated Working Capital and (ii) the Company’s unaudited statement of operations for fiscal year ended December 31, 2005.

(iii)          The Purchase Price will be further adjusted based on the Closing Date Working Capital in accordance with Section 2.3 (a).

2.3           Post-Closing Adjustments.

(a)           Within sixty (60) days after the Closing, Purchaser shall prepare or cause the Company to prepare in good faith and deliver to the Stockholder Representative a Closing Date Balance Sheet and calculations setting forth in reasonable detail its calculation of the amount of the Closing Date Working Capital. Upon the receipt by the Stockholder Representative of such proposed calculation of the Closing Date Working Capital, Purchaser shall permit the Stockholder Representative and its representatives, agents, counsels and auditors, during normal business hours, to have reasonable access to, and to examine and make copies of the Company’s records, for purposes of reviewing the proposed Closing Date Working Capital. Within thirty (30) days after the receipt of the calculation of Closing Date Working Capital, the Stockholder Representative shall deliver a written notice to Purchaser stating whether it has any objections to the proposed Closing Date Working Capital calculation (a “Notice of Objection”). Failure to give the Notice of Objection (or written notification from the Sellers to Purchaser that they have no such objection to the proposed Closing Date Working Capital calculation) shall constitute acceptance and approval of such proposed Closing Date Working Capital calculation. On the day of the approval or acceptance of the Closing Date Working Capital, the calculation of the Closing Date Working Capital becomes final and binding, subject to the provisions of Section 2.3. The Stockholder Representative, on one hand, and Purchaser, on the other hand, agree to work diligently and in good faith with one another to resolve any such objections within thirty (30) days of the receipt by Purchaser of a Notice of Objection, and the proposed Closing Date Working Capital calculation (as may be revised in accordance with clause (i) or clause (ii) below) shall become final and binding upon the parties hereto on the earlier of (i) the date on which the parties hereto resolve in writing any differences they have with respect to any matter specified in a Notice of Objection or (ii) the date on which any matters in dispute are finally resolved in writing by the Selected Accounting Firm and communicated to the parties hereto.

(b)           Within sixty (60) days after the Closing, Purchaser shall deliver to the Stockholders Representative the Company’s audited IFRS 2005 financial statements with the audited 2005 revenue (the “Audited 2005 Revenue”) which shall include an unqualified audit opinion.

(c)           In the event the Stockholder Representative and Purchaser are unable to resolve a dispute or disagreement set forth in a Notice of Objection within the 30-day period pursuant to the last sentence of Section 2.3(a), the parties hereto shall submit the dispute to a mutually agreed accounting firm of recognized national standing acceptable to the Stockholder Representative and Purchaser (the “Selected Accounting Firm”). The Selected Accounting Firm shall make a final and binding resolution of the disputes or disagreements, which final resolution shall be (A) in writing, and (B) made in accordance with this Agreement, and the Closing Date Working Capital calculation as finally determined by the Selected Accounting Firm shall be deemed acceptable to the Stockholders Representative and Purchaser for all purposes of this Agreement. The Selected Accounting Firm shall be instructed to use every reasonable effort to perform its services within thirty (30) days after submission of the Closing Date Working Capital calculation to it, and in any case, as soon as practicable after such submission. The costs and expenses for the services of the Selected Accounting Firm shall be borne equally by Purchaser, on the one hand, and the Sellers, on the other hand. The resolution of the Selected Accounting Firm shall be set forth in writing and shall be conclusive and binding upon and non-appealable by the parties.

(d)           Net Adjustment Calculation (Working Capital). Based on the final resolution of the calculation of the Closing Date Working Capital, the following payments will be made:

(i)            the “Net Payment Amount” shall equal the amount of Closing Date Working Capital less the amount of Estimated Working Capital;

(ii)           if the Net Payment Amount is a negative number, then an amount equal to the absolute value of the Net Payment Amount shall be paid to Purchaser from the Escrow Account; and

(iii)          if the Net Payment Amount is a positive number, then the Purchaser shall pay the difference to the Sellers by wire transfer, in one instalment in immediately available funds to the Sellers’ Account, within 3 (three) Business Banking Days from the date when the Closing Date Working Capital calculation becomes final and binding on the Parties.

(e)           Revenue Adjustment. If the Audited 2005 Revenue results in further adjustment to the Purchase Price based on the table contained in Section 2.2 (b), the Purchase Price shall be adjusted either upwards or downwards within fourteen (14) days following the delivery of the Audited 2005 Revenue. If Audited 2005 Revenue is less than the Unaudited 2005

Revenue then the difference shall be paid to the Purchaser from the Escrow Account within 3 (three) Business Days from the delivery of the audited 2005 financial statements in accordance with Section 2.3 (b) above. If the Audited 2005 Revenue is higher than the Unaudited 2005 Revenue then the difference shall be paid by the Purchaser to the Sellers in one installment, in immediately available funds to the Sellers’ Account within 3 (three) Business Days from the delivery of the audited 2005 financial statements in accordance with Section 2.3 (b) above. For the purpose of the aforementioned revenue adjustment, the revenue figures of the Company expressed in Hungarian Forints shall be translated into US dollars on the basis of the “Yearly Average” exchange rate with the US dollar during 2005, as published by the Hungarian National Bank.

2.4           Escrow Account.

(a)           At the Closing, as collateral security for the payment of (i) any amounts payable by the Sellers pursuant to Section 2.3 (d) and (e), and (ii) any indemnification obligation of the Purchaser or the Sellers pursuant to Section 9.2 hereof, Purchaser shall transfer to the Escrow Agent to be held in the Escrow Account the Escrow Amount.

(b)           The Escrow Amount, together with any interest earned thereon, shall be held and disbursed by the Escrow Agent in accordance with the terms of the Escrow Agreement. In accordance with and subject to the terms of the Escrow Agreement, the Escrow Amount shall be released as follows: (i) an amount of US$500,000 minus any amounts paid to the Purchaser from the Escrow Account in accordance with Section 2.3 (d) and 2.3 (e), shall be released to the Sellers upon the settlement of both the working capital and revenue adjustments pursuant to Section 2.3 (d) and Section 2.3 (e) above (provided that no amount from the Escrow account will be released upon such settlement if the amounts dispersed pursuant to the working capital and revenue adjustments exceed $500,000), and (ii) US$1,000,000, minus any amounts payable to the Purchaser from the Escrow Account pursuant to Section 9.2, shall be released to the Sellers thirteen (13) months after the Closing Date, assuming that there are not any unresolved claims at such date for indemnification pursuant to ARTICLE IX below. All unresolved claims existing on the day thirteen (13) months after the Closing Date shall be referred to arbitration within 60 days in accordance with Section 11.14 unless resolved by the parties amicably within such period. Subject to the terms of the Escrow Agreement, all interest earned on the Escrow Amount shall be paid to the Sellers, upon release pursuant to (ii) in the immediately preceding clause, to the extent not applied to the payment of any claims for indemnification in accordance with Section 9.2.

2.5           Closing. The closing of the purchase and sale of the Shares (the “Closing”) will take place at the offices of Jalsovszky Law Firm (1053 Budapest, Magyar u. 36.), or at such other place as Purchaser and Sellers mutually agree, at 10 a.m. local time on the Closing Date. If by the Closing Date any of the conditions set forth in Article VIII have not been satisfied, the Parties may postpone the closing to a mutually agreed new date, which may not be later than 15 March.

At the Closing, the following will occur:

(a)           Purchaser will pay the Purchase Price (subject to the Revenue Adjustment as specified in Section 2.2 (b) (i)-(ii) and to the Working Capital Adjustment as specified in

Section 2.2 (c) (i)-(ii)), less the Escrow Amount, by an irrevocable wire transfer of immediately available funds in US$ currency to Sellers’s Account and will pay the Escrow Amount by wire transfer to the Escrow Account. At the Closing, the Purchaser shall issue and deliver evidence (e.g. a debit advice, a print screen of the wire instruction to Purchaser’s bank, a certificate or other form of evidence which in the Seller’s opinion would provide reasonable comfort that the purchase price has been initiated) to the Sellers that the Purchase Price has been transferred in full (except for the part transferred to the Escrow Account) to the Sellers’s Account in accordance with Section 2.6. In addition, the Purchaser shall instruct its bank to issue and send a SWIFT message (or other appropriate electronic message) directly to the Sellers’s bank at Closing Date that, according to international or Hungarian banking standards, provides sufficient evidence to the Sellers’s bank that the Purchase Price has been irrevocably executed by the Purchaser’s bank.

(b)           the Sellers will deliver the Shares to the Purchaser duly endorsed in blank, free and clear of all Encumbrances (other than Encumbrances created or suffered to exist by Purchaser). At the Closing, there shall also be delivered to the Sellers and Purchaser the certificates and other documents and instruments to be delivered pursuant to ARTICLE VIII. The Escrow Amount so deducted from the Purchase Price will be deposited into escrow and held pursuant to the terms and conditions of the Escrow Agreement.

2.6           Method of payment. Any payment obligation of the Purchaser is considered to be duly performed on the date when the total amount of the respective payment is received at the Sellers’ Account and the Escrow Account in accordance with the provisions of this Agreement. The Purchaser is not entitled to exercise any right of set-off or any retention right with respect to such payments except for those rights specifically provided for in this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as (i) specifically set forth in the disclosure schedule of Sellers (with references to the appropriate section and paragraph number) delivered to Purchaser herewith (the “Disclosure Schedule”); (ii) such information are or have been provided to the Purchaser or AMRI in accordance with the provisions of this Agreement including, without limitation, in accordance with Section 3.17 (b); (iii) such information as contained in the documents the form of which documents is attached in Exhibits B to F and H, Sellers hereby represent and warrant to Purchaser as follows:

3.1           Authority. This Agreement and the documents and instruments contemplated hereby to which it is a party (the “Ancillary Agreements”) have been duly and validly executed and delivered by the Sellers and constitutes, and upon the execution and delivery by Sellers of the Ancillary Agreements, such Ancillary Agreements will constitute, legal, valid and binding obligations of Sellers, enforceable against each Sellers in accordance with their terms.

3.2           Corporate Existence of the Company. The Company is a corporation duly incorporated validly existing and in good standing under the laws of the Republic of Hungary, and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. The Company is duly qualified, licensed or admitted to do business and is in good standing in those jurisdictions in which the ownership, use or leasing of its assets and properties or the conduct of its business makes such qualification, licensing or admission necessary. Sellers have delivered to Purchaser or its counsel correct and complete copies of the charter documents of the Company and each Subsidiary of the Company, each as amended to the date of this Agreement.

3.3           Capital Stock. The authorized capital stock of the Company consists of (i) 1,000 shares of common stock, par value HUF 10,000 per share; (ii) 100 shares of common stock, par value HUF 50,000 per share; (iii) 100 shares of common stock, par value HUF 100,000 per share; (iv) 10 shares of common stock, par value HUF 500,000 per share; and (v) one share of stock par value HUF 1,000,000, collectively, constituting all of the issued and outstanding shares of capital and voting stock of the Company as of the date hereof (the “Common Stock”). As of the date of this Agreement, all Shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights; and no shares of Common Stock are held in the treasury of the Company. There are no outstanding options or warrants to purchase shares of capital stock of the Company or any securities exchangeable or convertible into or exercisable for shares of capital stock of the Company. The Sellers have good and valid title to the Shares free and clear of all Encumbrances, and have the sole right to transfer the Shares to Purchaser. At the Closing, the Shares shall constitute all of the issued and outstanding capital stock of the Company, and as a result of this Agreement, upon completion of the transactions contemplated hereby Purchaser shall be the record owner of all capital stock of the Company, free of all Encumbrances. Neither any of the Sellers nor the Company is a party to, or bound by, any agreement, instrument or understanding restricting or contemplating the restriction of the transfer of any of the Shares. There are no voting trusts or other agreements or understandings to which the Sellers, the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries. Except for this Agreement, there are no outstanding rights in favor of any person to purchase shares of any class or series of capital stock from the Company or any of its Subsidiaries.

3.4           Subsidiaries. Each Subsidiary of the Company is a corporation validly existing and in good standing under the laws of its jurisdiction of incorporation identified in Section 3.4 of the Disclosure Schedule, and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. Each such Subsidiary is duly qualified, licensed and is in good standing in those jurisdictions in which the ownership, use or leasing of such Subsidiary’s assets and properties or the conduct of such Subsidiary’s business makes such qualification, licensing or admission necessary. All of the outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid and non-assessable, and are owned, directly or indirectly, by the Company or a Subsidiary thereof free and clear of all Encumbrances. There are no outstanding options or rights in favor of any person to purchase shares of any class or series of capital stock of any Subsidiary of the Company. Section 3.4 of the Disclosure Schedule sets forth the name and jurisdiction of each Subsidiary of the Company, the number of authorized and outstanding shares of capital stock of each such Subsidiary and a correct and complete list of the holders of record of each Subsidiary’s outstanding shares of capital stock. None of the Subsidiaries of the Company owns any capital stock or other voting securities of, or any other direct or indirect equity interest in, any firm, corporation or other entity (including any joint venture or partnership).

3.5           No Conflicts. The execution and delivery by or on behalf of the Sellers of this Agreement do not, and the execution and delivery by the Sellers of the Ancillary Agreements, the performance by any of the Sellers of its obligations under this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby will not: (a) conflict with or result in a violation or breach of the articles of association of the Company or the Subsidiaries; (b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices described in Section 3.6, conflict with or result in a violation or breach of any law or Order applicable to the Sellers or any of them, the Company, or the Subsidiaries; or (c) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require any Seller, the Company or any of its Subsidiaries to obtain any consent, approval or action of, make any filing with or give any notice to any person as a result or under the terms of, (iv) result in or give to any person any right of termination, cancellation, acceleration or modification in or with respect to, or (v) result in the creation or imposition of any Encumbrance upon any Seller, of the Company or any Subsidiary of the Company or any of their respective assets and properties under any agreement to which Sellers, the Company or any Subsidiary of the Company is a party or by which any of their respective assets or properties is bound, except as could not reasonably be expected to have a Materially Adverse Effect on the validity or enforceability of this Agreement or the Ancillary Agreements or on the ability of the Sellers to consummate the transactions contemplated hereby or by any of the Ancillary Agreements or to perform any of its obligations hereunder and thereunder.

3.6           Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of the Sellers or the Company or any Subsidiary of the Company is required in connection with the due execution, delivery or performance of this Agreement or any of the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, except:  (i) any required filings under any applicable antitrust, fair trade or other similar laws and the expiration or termination of waiting periods thereunder.

3.7           Financial Statements and Condition; Absence of Changes.

(a)           Schedule 3.7(a) of the Disclosure Schedule sets forth copies of the unaudited individual balance sheets of the Company and the Subsidiaries as of December 31, 2005 (the “Balance Sheet”) and a summary on the intercompany transactions entered into between the Company and its Subsidiaries in 2005. Except as set forth in the notes thereto, all such financial statements were prepared in accordance with the local accounting standards (including any requirements thereunder as to the presentation of notes) and fairly present in all material respects the financial condition and results of operations of the Company and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby.

(b)           The Company has no Liabilities, except for (i) Liabilities set forth on the face of the Balance Sheet (or which are disclosed in the notes thereto), (ii) Liabilities which have arisen after the date of the Balance Sheet in the ordinary course of business and which are not required to be disclosed pursuant to the terms of Section 3.7(c) hereof and (iii) payment or performance obligations arising out of contracts and agreements to which the Company is a party and which are disclosed pursuant to Section 3.17 hereof or are not required to be disclosed pursuant to the terms of Section 3.17 hereof.

(c)           Since the Financial Statement Date:.

(i)            neither the Company nor its Subsidiaries has (i) amended, or agreed to amend, its charter (or comparable instrument), (ii) merged with or into or consolidated with, or agreed to merge with or into or consolidate with, any other person, or (iii) except as reasonably required in connection with the transactions contemplated by this Agreement or as described elsewhere in this Agreement, changed, or agreed to change, in any material manner the character of its business;

(ii)           the Company and its Subsidiaries have conducted their business only in the usual and ordinary course and in accordance with past practices;

(iii)          there has been no change (or series of changes, casualty or otherwise) in the business, condition (financial or otherwise), results of operations, assets, Liabilities or earnings of the Company, other than changes arising in the ordinary course of business consistent with past practice and experience, none of which changes, individually or in the aggregate, has had or reasonably could be expected to have a Material Adverse Effect on the Company;

(iv)          the Company and its Subsidiaries have not made or promised to make any increase in any salaries, rates of pay or other compensation or benefits of any business of its employees, nor has the Company nor its Subsidiaries made any accrual for or commitment or agreement to make or pay the same, nor any payment or commitment to pay any severance or termination pay to any of the business of its Employees, other than in the ordinary course of business;

(v)           neither the Company nor its Subsidiaries has suffered any strike or other labor trouble, and neither the Company nor its Subsidiaries have entered into any material agreement or material negotiation with any labor union or other collective bargaining representative of any business of its employees;

(vi)          there has been no change or, to the knowledge of Sellers, any threat of any change, in any of the Company’s or its Subsidiary’s relations with, or any loss of or, to the knowledge of Sellers, threat of loss of, any of the suppliers, distributors or customers of its business, or any material decrease or limitation, of any such supplier’s provision of services, supplies or materials to the Company or its Subsidiaries or any such customer’s usage or purchase of services or products of the Company or its Subsidiaries, none of which changes, losses or decreases, individually or in the aggregate, has had or reasonably could be expected to have a Material Adverse Effect on the Company;

(vii)         there has been no change in the method of accounting or keeping of books of account or accounting practices with respect to the Company or its Subsidiaries;

(viii)        neither the Company nor its Subsidiaries have waived, or agreed to waive, any right of material value with respect to the Company, its Subsidiaries or any of their assets or properties;

(ix)           neither the Company nor its Subsidiaries have changed, or agreed to change, any of its business policies or practices, including advertising, marketing, pricing, purchasing, personnel, sales, returns or budget policies or practices, which changes would have a Material Adverse Effect on the Company or its Subsidiaries;

(x)            except in the ordinary course of business or as otherwise permitted or required by this Agreement, neither the Company nor its Subsidiaries have (i) entered into, or agreed to enter into, any lease (as lessor or lessee) or any license (as licensee or licensor) on behalf of the Company or its Subsidiaries, (ii) sold, abandoned or made, or agreed to sell, abandon or make, any other disposition of any of the assets or properties of the Company or its Subsidiaries; or (iii) waived or relinquished any other rights of material value;

(xi)           neither Sellers, the Company nor its Subsidiaries has granted or suffered, or agreed to grant or suffer, any Encumbrance on any assets or stock of the Company or its Subsidiaries;

(xii)          except as provided herein, neither the Company nor its Subsidiaries have entered into or amended, or agreed to enter into or amend, any contract or other agreement by or to which the Company or its Subsidiaries is bound or subject, pursuant to which it agrees to indemnify any party on behalf of the Company or its Subsidiaries or pursuant to which it agrees to refrain from competing with any party, other than in the ordinary course of business;

(xiii)         neither the Company nor its Subsidiaries has, except in the ordinary course of business, incurred or assumed, or agreed to incur or assume, any material Liability (whether or not currently due and payable);

(xiv)        neither the Company nor its Subsidiaries has terminated, or agreed to terminate, or failed to renew or received any written threat (that was not subsequently withdrawn) to terminate or fail to renew, any Contract, license or Permit and/or Approval, where any such termination or failure to renew could reasonably be expected to have a Material Adverse Effect on the Company or its Subsidiaries;

(xv)         no Pre-Existing/Continuing Environmental Liabilities which would be required to be reflected on the Balance Sheet or in the notes thereto, if they existed or had occurred prior to the date thereof, have arisen; and

(xvi)        neither the Company nor its Subsidiaries has entered into, or agreed to enter into, any transaction where the same could reasonably be expected to have a Material Adverse Effect on the Company or its Subsidiaries.

3.8           Taxes. The Company and its Subsidiaries have filed or caused to be filed all Tax Returns required to be filed under applicable law, and such Tax Returns are true and correct in all material respects. The Company and its Subsidiaries have, within the time and in the manner prescribed by law,  (i) paid (and until the Closing will pay within the time and in the manner prescribed by law) all Taxes that are due and payable and (ii) have made (and until the Closing will make within the time and in the manner prescribed by law) all mandatory pension contributions. To the knowledge of Sellers, except as set forth on Section 3.8 of the Disclosure Schedule, no examination of any Tax Return is underway as of the date of this Agreement. None of the Company nor its Subsidiaries is a party to any Tax allocation or sharing agreement. To the knowledge of Sellers, neither the Sellers nor the Company has been notified of any request for an audit or other examination of any Tax Return of the Company. To the knowledge of Sellers, the Company has no liabilities for unpaid Taxes which have not been accrued or reserved against on the Company’s financial statements, whether asserted or unasserted, contingent or otherwise. Neither the Company nor the Sellers has knowledge of any basis for the assertion of any claim relating or attributable to Taxes which, if adversely determined, would result in any Encumbrance on the assets of the Company.

3.9           Legal Proceedings. There are no Orders outstanding and no Actions or Proceedings pending against the Company, any of its Subsidiaries, any of their respective businesses, assets and properties or any of their officers and directors in their respective capacities as such. To the knowledge of the Sellers, there are no claims, Actions or Proceedings threatened against the Company or any of its Subsidiaries or any of their respective businesses, assets or properties. To the knowledge of Sellers, the Companies or its Subsidiaries, no employee has filed a complaint with any Governmental or Regulatory Authority pertaining to labor or employment matters.

3.10         Compliance With Laws and Orders. Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable laws, rules, regulations, ordinances, decrees, Orders, judgments or Permits and/or Approvals.

3.11         Employees. Section 3.11 of the Disclosure Schedule lists all Contracts providing for a commitment of employment or permanent consulting services (and provides a description of all such oral agreements) to which the Company or any of its Subsidiaries is a party which either (i) contain severance, bonus or other provisions triggered by the Closing or (ii) contain obligations continuing beyond the Closing Date, and true, correct and complete copies of all such written agreements have been delivered to Purchaser. In addition, Section 3.11 of the Disclosure Schedule identifies all current employees and permanent consultants of the Company and each of its Subsidiaries, including, without limitation, all officers of the Company and of each of its Subsidiaries, and describes the job title of and compensation (including, without limitation, salary, bonuses and perks) payable to, each such individual. None of such employees has indicated to the Company (or relevant Subsidiary) a present intention to resign or retire, and the Company (or relevant Subsidiary) did not express its intention to terminate the employment of any of them. To the knowledge of Sellers, no employee of the Company or any of its

Subsidiaries is in violation of any material term of any employment contract. There is no strike, labor dispute or union organization activities pending or, to the knowledge of the Sellers or the Company, threatened, involving the Company, any of its Subsidiaries or their employees. Section 3.11 of the Disclosure Schedule identifies each of the Company’s employees in the United States whose eligibility to work in the United States exists pursuant to an issued work permit or visa, and describes the current status of each such individual’s immigration status. The Company has taken, and will have taken at all times prior to the Closing Date, all steps to perfect each such employee’s immigration status. Each of the Company and its Subsidiaries is in compliance with all applicable United States and foreign immigration laws with respect to their employees.

3.12         Company Employee Benefit Plans.

(a)           Section 3.12 of the Disclosure Schedule contains a complete, accurate and up-to-date description of each Company Employee Plan established, sponsored or maintained by the Company for the benefit of any person who performs or who has performed services for Company or with respect to which Company has or may have any liability or obligation.

(b)           Documents. The Company has furnished to Purchaser true and complete copies of documents embodying each of the Company Employee Plans and related plan documents.

(c)           Compliance. (i) Each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations which are applicable to it, except as would not have, in the aggregate, a Material Adverse Effect, and Company have performed all material obligations required to be performed by them under, are not in material respect in default under or violation of and have no knowledge of any material default or violation by any other party to, any of the Company Employee Plans; and (ii) none of the Company Employee Plans promises or provides retiree medical benefits to any person other than as required by law.

(d)           Effect of Transaction. The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of the Company to severance benefits or any other payment (including, without limitation, unemployment compensation, golden parachute bonus or benefits under any Company Employee Plan), except as expressly provided in this Agreement or (ii) accelerate the time of payment or vesting of any such benefits, or increase the amount of compensation due any such employee or service provider (other than full or partial vesting as a result of the actions required under the Agreement).

3.13         Real Property.

(a)           Section 3.13(a) of the Disclosure Schedule contains a list of (i) each parcel of real property owned by the Company or any of its Subsidiaries, (ii) each parcel of real property leased by the Company or any of its Subsidiaries (as lessor or lessee), and (iii) all Encumbrances (other than Encumbrances that will be removed at or prior to the Closing, or Encumbrances disclosed, or given as security for a monetary Liability shown, on the Balance Sheet) on any parcel of real property referred to in clause (i).

(b)           The Company and its Subsidiaries have, and at the Closing will have, good and marketable title to each parcel of real property described in clause (i) of paragraph (a) above, free and clear of any Encumbrances, other than Encumbrances that will be extinguished prior to the Closing, Encumbrances that will be removed at or prior to the Closing, or Encumbrances disclosed, or given as security for a monetary Liability shown, on the Balance Sheet, and has a valid contractual right in the respective real properties otherwise leased by it as lessee under leases referred to in clause (ii) of paragraph (a) above. Each such lease is a legal, valid and binding agreement, enforceable in accordance with its terms, and to the knowledge of the Sellers no default has occurred, nor has there occurred any event which with notice, the passage of time, or both, would constitute a termination event under such lease.

3.14         Adequacy of Assets. Except as otherwise set forth in any section of the Disclosure Schedule to this Agreement, and subject to any and all limitations and qualifications set forth elsewhere in this ARTICLE III, the Company and its Subsidiaries have possession of, and right to use, all of the tangible and intangible, real and personal property assets required for the conduct of its business as presently conducted, including, but not limited to, all Intellectual Property rights.

3.15         Tangible Personal Property. The Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights to use, all tangible personal property which is used in and which is material to the business of the Company and its Subsidiaries taken as a whole free of Encumbrances other than Encumbrances that will be removed at or prior to the Closing, or Encumbrances disclosed, or given as security for a monetary Liability shown, on the Balance Sheet.

3.16         Intellectual Property Rights.

(a)           Section 3.16 of the Disclosure Schedule contains an accurate and complete description of all registered Company Intellectual Property.

(i)            Each item of Company Intellectual Property is free and clear of any Encumbrances;

(ii)           the Company is the owner of all right, title and interest in or is the exclusive licensee of all Company Intellectual Property;

(iii)          the Company is the owner of all right, title and interest in, and has good title to, (a) all trademarks, service marks and trade names used in connection with the operation or conduct of the business of the Company, including the sale of any products or technology or the provision of any services by the Company, (b) all copyrighted works that are or are part of Company products, (c) all patents and patent applications of the Company Intellectual Property, and (d) other works of authorship and inventions that the Company otherwise purports to own;

(iv)          the Company has not agreed to transfer ownership of any right, title or interest in, or granted any license under or right to use or authorized the retention of any rights to use, any Intellectual Property that is Company Intellectual Property, to any other person or entity;

(v)           there are no persons or entities to whom Company has delivered copies of the source code to any Company Intellectual Property, whether under an escrow arrangement or otherwise, or persons or entities who have the right to receive such source code;

(vi)          subject to the relevant laws and the terms and conditions of the agreements the Company is party to, all Company Intellectual Property, including any item thereof, is and will be fully transferable, assignable and licensable by the Company without restriction and without payment of any kind to any third party;

(vii)         the consummation of the transactions contemplated by this Agreement will not result in the loss of, or otherwise adversely affect, any ownership rights of the Company in any Company Intellectual Property;

(viii)        the consummation of the transactions contemplated by this Agreement will not result in the breach or termination of any license, contract or agreement to which Company is a party respecting any Intellectual Property;

(ix)           the operation of the business of the Company and its Subsidiaries:  (a) did not, and (b) to the knowledge of Sellers, will not, when conducted in substantially the same manner following the Closing, infringe or misappropriate any Intellectual Property of any person or entity, violate the rights of any person or entity, or constitute unfair competition or trade practices under the laws of any jurisdiction, and neither the Company nor its Subsidiaries has received notice from any person or entity claiming that such operation or any act, product, process, technology or service (including products, processes, technology or services currently under development) of the Company or its Subsidiaries infringes or misappropriates any Intellectual Property of any person or entity or constitutes unfair competition or trade practices under the laws of any jurisdiction or any claim challenging the ownership, validity or effectiveness of any of the Company Intellectual Property (nor is Sellers or the Company aware of any basis therefor);

(x)            to the knowledge of Sellers, there are no contracts, licenses or agreements between the Company or its Subsidiaries and any other person or entity with respect to Company Intellectual Property under which there is any dispute regarding the scope of such agreement or performance under such agreement, including with respect to any payments to be made or received by the Company thereunder;

(xi)           to the knowledge of Sellers, no person or entity (including any employee or former employee of Company) is infringing, misusing or misappropriating any Company Intellectual Property, and neither Sellers, the Company nor its Subsidiaries has received any communication alleging that they have violated, or by conducting their businesses as proposed, would violate, any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party

(xii)          no Company Intellectual Property or product, process, technology or service of the Company is subject to any proceeding, lawsuit or action or outstanding decree, order, judgment, agreement or stipulation that restricts in any manner the manufacture, use, sale,  transfer or licensing by the Company of Company Intellectual Property or any product, process, technology or service of the Company or may affect the validity, use or enforceability of such Company Intellectual Property, and there are no claims challenging or questioning the validity or effectiveness of any license or agreement relating to any Company Intellectual Property;

(xiii)         neither the Company nor its Subsidiaries has entered into any agreement or offered to indemnify any other person or entity against any charge of infringement with respect to any Company Intellectual Property;

(xiv)        neither the Company nor its Subsidiaries have entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise enforce rights with respect to, any Company Intellectual Property;

(xv)         the Company and its Subsidiaries have the exclusive right to file, prosecute and maintain all existing applications and registrations with respect to the Company Intellectual Property;

(xvi)        the ownership of the Company by Purchaser upon the Closing will not result in the granting by Purchaser of any Intellectual Property rights of Purchaser (other than Company Intellectual Property rights) to any person or entity;

(xvii)       the Company has filed applications for registration or issuance of Company Intellectual Property listed in Section 3.16(a)(xvii) of the Disclosure Schedule in the jurisdictions set forth thereon and those applications are currently pending and have not been abandoned or withdrawn. The Company has not failed to file in a timely manner any application to register or issue any Company Intellectual Property in any jurisdiction worldwide where such failure to timely file could have an adverse impact on Purchaser’s ability to or priority in doing so in such jurisdiction so as to have a material adverse effect on the Company or its business;

(xviii)      to the knowledge of Sellers, no third party has a reason to object to or oppose any application filed by the Company or its Subsidiaries prior to Closing to register any Company Intellectual Property; and

(xix)         to the knowledge of the Sellers, all Company Intellectual Property has been registered, filed, certified or otherwise perfected by recordation with the proper Governmental or Regulatory Authority, and all registrations and patents associated with Company Intellectual Property, whether owned by the Company or its Subsidiaries or licensed, are valid and subsisting.

(b)           There are no actions that must be taken by the Company or its Subsidiaries within ninety (90) days of the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any registered Company Intellectual Property.

3.17         Contracts.

(a)           Section 3.17(a) of the Disclosure Schedule (with paragraph references corresponding to those set forth below) contains a list of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective assets and properties is bound as of the date of this Agreement:

(i)            all Contracts (excluding Benefit Plans) providing for a commitment of employment or consulting services;

(ii)           all Contracts with any person containing any provision or covenant prohibiting or materially limiting the ability of the Company or any of its Subsidiaries to engage in any business activity or compete with any person or prohibiting or materially limiting the ability of any person to compete with the Company or any of its Subsidiaries;

(iii)          all partnership or joint venture agreements;

(iv)          all Contracts relating to Indebtedness of the Company or any of its Subsidiaries (other than Indebtedness owing to the Company or any wholly-owned Subsidiary of the Company);

(v)           all Contracts providing for (A) the future disposition or acquisition of any assets and properties material to the business or condition of the Company and its Subsidiaries taken as a whole, other than dispositions or acquisitions in the ordinary course of business, and (B) any merger or other business combination;

(vi)          all Contracts between or among the Company or any of its Subsidiaries, on the one hand, and Sellers or any Affiliate (other than the Company or any of its Subsidiaries) of Sellers;

(vii)         all Contracts (other than this Agreement) that (A) limit or contain restrictions on the ability of the Company or any of its Subsidiaries to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire its capital stock, to incur Indebtedness, to incur or suffer to exist any Encumbrance, to purchase or sell any assets and properties, to change the lines of business in which it participates or engages or to engage in any merger or other business combination or (B) require the Company or any of its Subsidiaries to maintain specified financial ratios or levels of net worth or other indicia of financial condition;

(viii)        any collective bargaining agreement;

(ix)           all material licensing agreements; and

(x)            all other Contracts that (A) involve the payment or potential payment, pursuant to the terms of any such Contract, by or to the Company or any of its Subsidiaries of more than USD 50,000 and (B) cannot be terminated within ninety (90) days after giving notice of termination without resulting in any material cost or penalty to the Company or any of its Subsidiaries.

(b)           Sellers have previously delivered to Purchaser a true, correct and complete copy of each written Contract listed in Section 3.17 of the Disclosure Schedule, (as amended to date). Each Contract disclosed in Section 3.17(a) of the Disclosure Schedule is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, and neither the Company or any of its Subsidiaries nor, to the knowledge of Sellers, any other party to such Contract is in material violation of or material default under any such Contract (or with notice or lapse of time or both, would be in material violation of or material default under any such Contract).

(c)           No party to any material Contract has communicated to the Sellers, Company or any of its Subsidiaries any intention to cancel, withdraw, modify or amend such contract, agreement or arrangement whether by reason of the transactions contemplated by this Agreement or otherwise.

3.18         Permits and/or Approvals. The Company and its Subsidiaries have or will have applied for all Permits and/or Approvals required for the conduct of the business of the Company and its Subsidiaries as presently conducted and for the ownership, leasing, use, development, occupancy and operation of their respective assets and properties (other than Permits and/or Approvals, the absence of which could not reasonably be expected to have a Material Adverse Effect on the transferability, financeability, use, development, occupancy or operation of any such assets or properties). Each such Permit and/or Approval is valid, binding and in full force and effect. To the knowledge of the Sellers, neither the Company nor any of its Subsidiaries is in default under any such Permit and/or Approval in any material respect.

3.19         Affiliate Transactions. There is no Indebtedness or other amounts owing under Contracts between the Company or any of its Subsidiaries, on the one hand, and Sellers, any officer, director, or Affiliate (other than the Company and its Subsidiaries) of Sellers, on the other hand.

3.20         Environmental Matters.

(a)           The Company has complied, and is in compliance, with all applicable Environmental Laws;

(b)           The Company has obtained all environmental, health and safety Governmental Permits necessary for its operation or required by any Environmental Laws, all such Governmental Permits are in good standing, and the Company is in substantial compliance with all terms and conditions of such permits;

(c)           Neither the Company nor any of the Real Property nor present nor past Company operations is subject to any pending or ongoing investigation by, notice or order from or agreement with any person (including, without limitation, any prior owner or operator of the Real Property) with respect to any (i) claim with respect to any Environmental Law, (ii) Remedial Action, or (iii) claim of losses and expenses arising from the Release or threatened Release of a Hazardous Material;

(d)           The Company is not subject to any pending or existing judicial or administrative proceeding, Court Order or settlement alleging or addressing a violation of or liability under any Environmental Law;

(e)           The Company has not filed in the past, is not in the process of filing, has no filing pending, and the Company does not intend to file, any notice or report under any Environmental Law reporting a violation of any Environmental Law;

(f)            There is not now, and to the knowledge of Sellers and the Company there has never been, in any Real Property: (i) any underground storage tank or surface impoundment; (ii) any landfill or waste pile which either is or was used to dispose or store any Hazardous Material or contains or contained a substantial volume of Hazardous Material, except in compliance with applicable Environmental Laws; or (iii) any polychlorinated biphenyls;

(g)           The Company has not received any notice of claim to the effect that it is or may be liable to any person as a result of the Release or threatened Release of a Hazardous Material into the environment from or on any Real Property;

(h)           There is no Environmental Encumbrance on any Real Property;

(i)            Any asbestos containing material which is on or part of any Real Property (excluding any raw materials used in the manufacture of products or products themselves) is in good repair according to the current standards and practices governing such material, and its presence or condition does not violate any currently applicable Environmental Law;

(j)            None of the products the Company manufactures, distributes or sells or has manufactured, distributed or sold in the past, contains asbestos-containing material;

(k)           Other than Hazardous Materials reasonably necessary for the conduct of the Company’s operations which are properly stored in compliance with applicable Environmental Laws, no Hazardous Material is present on, at or beneath the Real Property, and no reasonable likelihood exists that any Hazardous Material present on other property will come to be present on, at or beneath the Real Property;

(l)            Hazardous Materials Activities (i) have been conducted in compliance with applicable Environmental Laws, and (ii) have not resulted in the exposure of any person to a

Hazardous Material in a manner which has or could reasonably be expected to cause an adverse health effect to such person;

(m)          No Court Order, action, proceeding, liability or claim exists or, to the knowledge of the Company, is threatened, against any Disposal Site, Disposal Agent, Waste Hauler or Recycler or against the Company with respect to any transfer or release of Hazardous Materials by the Company to a Disposal Site, and there is no valid basis for such claim;

(n)           No Hazardous Materials have been released from the Real Property at levels above the reportable quantities specified in any applicable Environmental Laws, except in compliance with applicable Environmental Laws or Government Permits;

(o)           Neither Sellers nor the Company knows of any fact or circumstance which could reasonably be expected to involve the Company in any environmental litigation or impose upon the Company any environmental liability which would have a Material Adverse Effect;

(p)           No environmental audits or environmental assessments of any Real Property have been conducted within the preceding ten years; and

(q)           Sellers and the Company have complied with all environmental disclosure obligations imposed upon the Company with respect to the transactions contemplated by this Agreement.

3.21         Insurance. The Company has delivered to Purchaser copies of each material insurance policy (including policies providing property, casualty and liability coverage, ) with respect to which the Company is a party, a named insured, or otherwise the beneficiary of coverage as of the date of this Agreement. With respect to each such insurance policy: (A) the policy is legal, valid, binding, enforceable and in full force and effect in all respects and there has been no notice of cancellation or nonrenewal of the policy received; (B) the Company is not in a material breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination, modification, or acceleration, under the policy; and (C) no party to the policy has repudiated any material provision thereof. Section 3.21 of the Disclosure Schedule describes all insurance policies and any self-insurance arrangements presently maintained by, or for the benefit of, the Company as of the date of this Agreement.

3.22         Disclosure. No representation or warranty made by the Sellers in this Agreement or the exhibits or schedules hereto or certificates delivered hereunder, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were furnished.

3.23         Product Liability Claims. At no time during the five years preceding the date of this Agreement has the Company been subject to any material product liability claim relating to any of the Company’s products and, to the knowledge of the Sellers, no such claim is threatened nor does any circumstance or condition exist that the Sellers reasonably expects to give rise to any such claim.

3.24         Questionable Payments. Neither the Company nor any of its Subsidiaries nor any director, officer or other employee, agent or representative of the Company or its Subsidiaries: (i) has made any payments or provided services or other favors in the United States or in any foreign country in order to obtain preferential treatment or consideration by any Governmental or Regulatory Authority with respect to any aspect of the business of the Company or any Subsidiary; or (ii) has made any political contributions which would not be lawful under the laws of the United States or the foreign country in which such payments were made. To the knowledge of the Sellers and the Company, neither the Company nor any of its Subsidiaries, nor any director, officer or other employee, agent or representative of the Company or any of its Subsidiaries or any customer or supplier of any of them has been the subject of any inquiry or investigation by any Governmental or Regulatory Authority in connection with payments or benefits or other favors to or for the benefit of any governmental or armed services official, agent, representative or employee with respect to any aspect of the business of the Company or any of its Subsidiaries or with respect to any political contribution.

3.25         Compliance with United States Customs Regulations. The Company has not received any correspondence from the United States Customs Service regarding any pre-penalty notice, notice of penalty, notice of redelivery, marking notice, customs inquiry, notice of proposed rate or value advance, notice of audit or investigation by a special agent, import specialist or other United States Customs Service Official. The Company has not paid and does not currently pay any buying commissions, quota charges, fees or royalties for design services, royalties or license fees or management fees.

3.26         Corporate Existence of Corporate Seller. The Corporate Seller is a corporation under registration, existing as a pre-company (“előtársaság”) under the laws of the Republic of Hungary. The Corporate Seller has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

3.27         Authority of the Corporate Seller. The execution and delivery by the Corporate Seller of this Agreement and the Ancillary Agreements and the performance by Corporate Seller of its obligations hereunder and thereunder have been duly and validly authorized, no other corporate action on the part of the Corporate Seller is being required by the constitutive documents of the Corporate Seller, by any applicable law or an Order. This Agreement has been duly and validly executed and delivered by the Corporate Seller and constitutes, and upon the execution and delivery by the Corporate Seller of the Ancillary Agreements, such Ancillary Agreements will constitute, legal, valid and binding obligations of the Corporate Seller enforceable against the Corporate Seller in accordance with their terms.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Sellers that each of the warranties set forth in this Article IV are true, accurate, complete and not misleading at the date of this Agreement and at the Closing Date.

4.1           Corporate Existence of Purchaser. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of Hungary. Purchaser has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

4.2           Authority. The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements and the performance by Purchaser of its obligations hereunder and thereunder have been duly and validly authorized by the Board of Directors of AMRI and the shareholders’s meeting of the Purchaser, no other corporate action on the part of Purchaser or AMRI is being required by the constitutive documents of the Purchaser and AMRI, by any applicable law or an Order. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes, and upon the execution and delivery by Purchaser of the Ancillary Agreements, such Ancillary Agreements will constitute, legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their terms.

4.3           No Conflicts. The execution and delivery by Purchaser of this Agreement do not, and the execution and delivery by Purchaser of the Ancillary Agreements, the performance by Purchaser of its obligations under this Agreement and such Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby will not: (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or by-laws of Purchaser or AMRI ; or (b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices described in Section 4.4, conflict with or result in a violation or breach of any law or Order applicable to Purchaser or AMRI or any of their assets and properties; (c) result in the breach of any material agreement to which the Purchaser or AMRI is a party to or by which any of the assets of the Purchaser are bound, except as could not reasonably be expected to have a Material Adverse Effect on the validity or enforceability of this Agreement or the Ancillary Agreements or on the ability of Purchaser to consummate the transactions contemplated hereby or by any of the Ancillary Agreements or to perform any of its obligations hereunder or thereunder.

4.4           Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of Purchaser or AMRI is required in connection with the due execution, delivery or performance of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, except any required filings under any applicable foreign antitrust laws and the expiration or termination of waiting periods thereunder.

4.5           Legal Proceedings. There are no Orders outstanding and no Actions or Proceedings pending or, to the knowledge of Purchaser or AMRI, threatened against, relating to or affecting Purchaser or AMRI which could reasonably be expected to delay or to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements or otherwise to impair the ability of Purchaser to perform its obligations under this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby.

4.6           Purchase for Investment. The Shares will be acquired by Purchaser for its own account for the purpose of investment, it being understood that the right to dispose of such Shares shall be entirely within the discretion of Purchaser. Purchaser will refrain from transferring or otherwise disposing of any of the Shares, or any interest therein, in such manner as to cause the Sellers to be in violation of the registration requirements of the Securities Act of 1933, as amended, or applicable state securities or blue sky laws.

4.7           Financing. Purchaser has or will have sufficient cash and/or available borrowing capacity to pay the Purchase Price and to make all other necessary payments of fees and expenses in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

4.8           For a period of three (3) months post the Closing Date and subject to all the terms and conditions of this Agreement, the Purchaser and AMRI shall continue to operate the Company without significant restructuring or significant changes in personnel. It is the intent of the Purchaser and AMRI to continue to operate the Company without significant restructuring or significant changes in personnel beyond the aforementioned three month period, subject to market and business considerations

ARTICLE V

COVENANTS OF THE SELLERS AND THE COMPANY

The Sellers covenant and agree with Purchaser that, at all times from and after the date hereof until the Closing, the Sellers and the Company will comply with all applicable covenants and provisions of this ARTICLE V, except to the extent Purchaser may otherwise consent in writing.

5.1           Regulatory and Other Approvals. Subject to the Purchaser and AMRI using commercially reasonable efforts to co-operate with the Sellers, the Sellers will, and agree to use commercially reasonable efforts to ensure that the Company and its Subsidiaries will (a) proceed diligently, expeditiously and in good faith as promptly as practicable to obtain all consents, approvals or actions of, to make all filings with and to give all notices to Governmental or Regulatory Authorities or any other person required of the Sellers, the Company or any of its Subsidiaries to consummate the transactions contemplated hereby and by the Ancillary Agreements, (b) provide such other information and communications to such Governmental or Regulatory Authorities or other persons as such Governmental or Regulatory Authorities or other persons may reasonably request in connection therewith, and (c) cooperate with Purchaser in obtaining all consents, approvals or actions of, making all filings with and giving all notices to Governmental or Regulatory Authorities or other persons required of Purchaser to consummate the transactions contemplated hereby and by the Ancillary Agreements. The Sellers will and agree to use commercially reasonable efforts to ensure that the Company will provide prompt notification to Purchaser when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise Purchaser of any communications (and, unless precluded by law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other person regarding any of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

(a)           Investigation by Purchaser. Sellers will, and will cause the Company and its Subsidiaries to make available to Purchaser all such information and data concerning the business and operations of the Company and its Subsidiaries as Purchaser reasonably may request for the purposes of consummating the transaction contained herein (including such access and information as may be required for an environmental audit), except to the extent that furnishing any such information or data would violate any law, Order, Contract or Permit and/or Approval applicable to Sellers, the Company or any of their respective Subsidiaries or by which any of their respective assets or properties is bound. The Purchaser intends to establish an integration team led by AMRI whose objective will be to gain a better understanding of the daily operations of the Company. This will be achieved through the integration team having the opportunity to meet with key scientists and management at the Company, the primary purpose of which is to get better acquainted with their current activities and to commence planning for the integration of its business with that of AMRI. During the integration planning stage, AMRI shall refrain from accessing sensitive information of a purely scientific/technical nature.

5.2           Conduct of Business. The Sellers will cause the Company to conduct business only in the ordinary course. Without limiting the generality of the foregoing, the Sellers will cause the Company and its Subsidiaries to (a) preserve intact the present business organization and reputation of the Company in all material respects, (b) use commercially reasonable efforts to keep available and retain the services of all employees of the Company and its Subsidiaries and to encourage such employees to continue in the employment of the Company, (c) maintain the assets and properties of the Company, (d) maintain the goodwill of key customers, suppliers and lenders and other persons with whom the Company or any of its Subsidiaries otherwise has significant business relationships, and (e) maintain the Company Intellectual Property and preserve all protections thereof, including but not limited to responding appropriately and in a timely manner to any office action issued by the United States Patent and Trademark Office or to any other inquiry by any other governmental or regulatory agency or any third party regarding the Company Intellectual Property.

5.3           Certain Restrictions. Except as contemplated by this Agreement or agreed by the Purchaser in writing, the Sellers will cause the Company and its Subsidiaries to refrain from:

(a)           amending their certificates or articles of association (or other comparable corporate charter documents) or taking any action with respect to any such amendment or any recapitalization, reorganization, liquidation or dissolution except if required by the law or by the constitutive documents and by-laws of the Company;

(b)           authorizing, issuing, selling or otherwise disposing of any shares of capital stock of or any option, warrant or other right with respect to the capital stock of the Company or any of its Subsidiaries, or modifying or amending any right of any holder of outstanding shares of capital stock of or options with respect to the Company or any of its Subsidiaries except for an eventual transformation of the Shares from printed form into dematerialized (account entry) form;

(c)           except for with respect to transfers to and from Sellers central cash account made in the ordinary course of business, declaring, setting aside or paying any dividend or other distribution, directly or indirectly, by the Company, or directly or indirectly redeeming, purchasing or otherwise acquiring any capital stock of or any option with respect to the Company or any of its Subsidiaries not wholly owned, directly or indirectly, by the Company, except the dividend payable of HUF 220,306,564, which has been declared by the Company prior to the execution of this Agreement;

(d)           acquiring or disposing of, or incurring any Encumbrance on, any assets and properties except for the sale of the facility of the Company located in Balatonfűzfő, Hungary;

(e)           entering into, amending, modifying, terminating (partially or completely), granting any waiver under or giving any consent with respect to any Contracts or licenses the value of that exceed USD 50,000 in the aggregate or have a term exceeding six months, except for revenue related licensing agreement and other Contracts entered into in the ordinary course of business;

(f)            other than in the ordinary course of business (i) incurring or obtaining a draw on any Indebtedness or (ii) other than as contemplated by this Agreement, purchasing, canceling, prepaying or otherwise providing for a complete or partial discharge in advance of a scheduled payment date with respect to, or waiving any right under, any Indebtedness;

(g)           engaging with any person (other than a direct or indirect wholly-owned Subsidiary of the Company) in any merger or other business combination;

(h)           making capital expenditures or commitments for capital expenditures or additions to property, plant or equipment constituting capital assets or entering into any operating lease for all such expenditures, commitments, additions and leases in excess of Euro 100,000;

(i)            making any material change in (A) any pricing, investment, accounting, financial reporting, inventory, credit, allowance or except to the extent required by applicable law, Tax practice or policy, or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or Tax purposes;

(j)            except to the extent required by applicable law, adopting, entering into or becoming bound by any material Benefit Plan, employment-related Contract or collective bargaining agreement, or amending, modifying or terminating (partially or completely) any such Benefit Plan, employment-related Contract or collective bargaining agreement;

(k)           making any change in its fiscal year;

(l)            causing or committing the damage, destruction, or loss of (whether or not covered by insurance) any property other than dispositions of property in the ordinary course of business;

(m)          making any loan to, any director, officer, or employee;

(n)           granting any increase in the base compensation of any director;

(o)           making any other change in employment terms that will be in force on the Closing Date for any director, officer, or employee outside the ordinary course of business;

(p)           initiating any lawsuit or similar grievance except in the ordinary course of business; or

(q)           entering into any Contract to do or engage in any of the foregoing.

5.4           Litigation. From the date hereof through the Closing Date, Sellers shall promptly notify Purchaser of any investigations of which the Sellers have knowledge or any lawsuits, claims, notices of violation or proceedings that after the date hereof are commenced or, to the knowledge of Sellers, threatened, against the Company or any of its Subsidiaries.

5.5           Insurance. From the date hereof through the Closing Date, Sellers shall maintain in force (including necessary renewals thereof) any insurance policies listed on Section 3.21 of the Disclosure Schedule, except to the extent that they may be replaced with policies or self-insurance determinations appropriate to insure that the assets, properties and business of the Company to the same extent as currently insured.

5.6           Fulfillment of Conditions. Seller will use commercially reasonable efforts to satisfy each condition to the obligations of Purchaser contained in this Agreement and will not, and will not permit the Company or any of its Subsidiaries to, take or fail to take any action that could reasonably be expected to result in the non-fulfillment of any such condition. The Sellers shall give prompt written notice to Purchaser of any event, condition or circumstance occurring from the date hereof through the Closing Date that would cause the representations and warranties set forth in Article III of this Agreement to become untrue in any material respect or that would constitute a material violation or breach of this Agreement. No disclosure pursuant to this Section 5.6 shall be deemed to amend or supplement the Disclosure Schedule, to prejudice any right of Purchaser to assert a claim for indemnity under Article IX hereof, or to prevent or cure any misrepresentation or breach of this Agreement.

ARTICLE VI

COVENANTS OF PURCHASER

Purchaser covenants and agrees with Sellers that, at all times from and after the date hereof until the Closing, the Purchaser and AMRI will comply with all covenants and provisions of this ARTICLE VI, except to the extent Sellers may otherwise consent in writing.

6.1           Regulatory and Other Approvals. Subject to the Sellers using commercially reasonable efforts to co-operate with the Purchaser, Purchaser will and agrees to use commercially reasonable efforts to ensure that AMRI will (a) proceed diligently, expeditiously and in good faith obtain as promptly as practicable all consents, approvals or actions of, to make all filings with and to give all notices to Governmental or Regulatory Authorities or any other person required of Purchaser to consummate the transactions contemplated hereby and by the Ancillary Agreements, (b) provide such other information and communications to such Governmental or Regulatory Authorities or other persons as such Governmental or Regulatory Authorities or other persons may reasonably request in connection therewith, and (c) provide reasonable cooperation to the Sellers, the Company and its Subsidiaries in obtaining all consents, approvals or actions of, making all filings with and giving all notices to Governmental or Regulatory Authorities or other persons required of the Sellers, the Company or any of its Subsidiaries to consummate the transactions contemplated hereby and by the Ancillary Agreements. Purchaser will and agrees to use commercially reasonable efforts to ensure that AMRI will provide prompt notification to the Sellers when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise the Sellers of any communications (and, unless precluded by law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other person regarding any of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

6.2           Fulfillment of Conditions. The Purchaser will use commercially reasonable efforts to satisfy each condition to the obligations of the Sellers contained in this Agreement and will not, and will not permit AMRI to, take or fail to take any action that could reasonably be expected to result in the non-fulfillment of any such condition. The Purchaser shall give prompt written notice to the Sellers of any event, condition or circumstance occurring from the date hereof through the Closing Date that would cause the representations and warranties set forth in Article IV of this Agreement to become untrue in any material respect or that would constitute a material violation or breach of this Agreement.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1           Ancillary Agreement. The parties shall execute the Ancillary Agreements at or before the Closing.

7.2           Certain Actions. In addition to and not in limitation of the parties’ obligations pursuant to Section 5.1 and Section 6.1, each party shall act diligently, expeditiously and in good faith (i) to obtain any government clearances required for the consummation of the transactions contemplated by this Agreement, and (ii) to resolve any issues relating to or arising under any other antitrust or fair trade law raised by any Governmental or Regulatory Authority, so as to consummate the purchase and sale of Shares contemplated by this Agreement, as promptly as practicable; provided that Purchaser shall not be required to agree to any divestiture by Purchaser or the Company or any of Purchaser’s Subsidiaries or affiliates of shares of capital stock or of any business, assets or property of Purchaser or its Subsidiaries or affiliates or of the Company, its affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

7.3           Agreement Not to Solicit. For the period beginning on the date of this Agreement and ending two (2) years after Closing, none of the Sellers nor any of their respective Affiliates will, without Purchaser’s prior consent (which consent may be withheld in Purchaser’s sole discretion), solicit for employment any employee of the Company or its Subsidiaries; for purposes of this paragraph, the term “solicit” shall be deemed not to include advertisements or other generalized employment searches, including advertisements in various media (including trade media) or any job posting system by any of Sellers or any of their respective Affiliates, not specifically directed to employees of the Company or its Subsidiaries and shall not include any action by any of Sellers or any of their respective Affiliates following any response by any person to such advertisements or generalized searches.

7.4           Non-Compete.

(a)           For a period of two (2) years from the Closing Date, each Seller who is also current executive officer of the Company and whose contract will be terminated with the Employment Termination Agreements will not compete in a similar business, defined as providing integrated chemistry services to the pharmaceutical and biotechnology industry, either through a newly created business or acquisition of a similar business.

(b)           The restrictions set forth in paragraph (a) above shall be effective within all the Republic of Hungary and all other countries in which the Purchaser or its Subsidiaries is engaged in the chemistry services to the pharmaceutical and biotechnology industry on the Closing Date

(c)           Sellers agree that the terms and time period provided for, and the geographical area encompassed by, the covenants contained in paragraph (a) above are necessary and reasonable in order to protect Purchaser in the conduct of its business and the Company’s business acquired by virtue of this Agreement. If any court having jurisdiction at any time hereafter shall hold any provision or clause of this Section to be unreasonable as to its scope, territory or term, and if such court in its judgment or decree shall declare or determine that scope, territory or term which such court deems to be reasonable, then such scope, territory or term, as the case may be, shall be deemed automatically to have been reduced or modified to conform to that declared or determined by such court to be reasonable.

(d)           In case of a breach by any of Sellers of Sellers’ covenants as set forth in this Section the Purchaser is entitled to sue the respective Seller for damages in accordance with the rules of the Hungarian civil and civil procedure law at any ordinary Hungarian court having jurisdiction for the case. The Purchaser may request an injunction from the courts having jurisdiction in accordance with Section 156 of the Civil Procedure Act of the Republic of Hungary.

7.5           Purchaser agrees that in the event it chooses not to use or adopt the ComGenex name and title, and proposes to sell, assign, transfer, contribute, donate or otherwise dispose of any rights to the name in any way, then the Sellers will have a right of first refusal in respect of the ComGenex name with the conditions below:

(a)           the Purchaser shall promptly give the Sellers written notice (“Transfer Notice”) of its intention to sell, assign, transfer, contribute, donate the ComGenex name or to dispose of such name in any other way;

(b)           the Transfer Notice shall include (i) the description of the proposed transfer; (ii) the name and address of the proposed transferee; (iii) the consideration; and (iv) the material terms and conditions upon which the proposed transfer is to be made;

(c)           the Sellers will have an option for a period of 15 (fifteen) days from the delivery of the Transfer Notice from the Purchaser to elect to purchase or receive the ComGenex name at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Sellers may exercise such option by notifying the Purchaser in writing before the expiration of the 15 (fifteen) day period as to its intention to purchase or receive the ComGenex name;

(d)           should the purchase price specified in the Transfer Notice be payable in property other than cash, the Sellers shall have the right to pay the purchase price in the form of cash equal in amount to the value of such property;

(e)           to the extent that the Sellers has not exercised its right to purchase the ComGenex name within the time period specified above, the Purchaser shall have a period of 60 (sixty) days from the expiration of the 15-day period in which to transfer the ComGenex name, upon the terms and conditions specified in the Transfer Notice, to the third-party transferee identified in the Transfer Notice; and

(f)            the right of refusal pursuant to this Section 7.5 shall expire five years after the Closing Date.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS OF THE PARTIES

8.1           Obligations of Both Parties. The obligations of both parties to consummate the purchase and sale of the Shares pursuant to ARTICLE II are subject to the fulfillment, at or before the Closing, of each of the following conditions:

(a)           Orders and Laws. There shall not be in effect on the Closing Date any Order or law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements.

(b)           Absence of Undisclosed Matters. There shall not be any material undisclosed matters which would have a Material Adverse Effect on the valuation of the Company.

(c)           Change in Financial Condition. There shall not be any material adverse change in financial condition, operating results or prospects of the Company since the date of the Agreement that would have a Materially Adverse Effect on the valuation of the Company.

8.2           Obligations of Purchaser. The obligations of Purchaser to purchase the Shares pursuant to ARTICLE II are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion):

(a)           Representations and Warranties. The representations and warranties made by Sellers in this Agreement, disregarding (solely for purposes of this Section 8.2(a)) any additional materiality or Material Adverse Effect limitations therein, shall be, in all material aspects, true and correct on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, except where the failure of such representations and warranties to be true and correct could not reasonably be expected to have a Material Adverse Effect on the Company.

(b)           Performance. Sellers in all material respects shall have performed and complied with, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Sellers at or before the Closing.

(c)           Officers’ Certificates. Sellers shall have delivered to Purchaser (i) a certificate, dated the Closing Date and duly executed by the Sellers, certifying to the satisfaction of the conditions set forth in Sections 8.2(a) and (b) and (ii) a certificate, dated the Closing Date and executed by the Sellers, certifying as to the truth and accuracy of, and attaching copies of the certificate or articles of incorporation, bylaws and all board resolutions adopted in connection with this Agreement and the Ancillary Agreements, of Sellers and of the Company, in each case in a form reasonably satisfactory to Purchaser.

(d)           Consent of CIB Bank. The consent (or in lieu thereof waivers) of CIB Bank Rt., has been obtained for the consummation of the transaction.

(e)           Financial Statements. Purchaser shall have received true and complete copies of: (i) the audited consolidated balance sheet of the Company and its Subsidiaries at December 31, 2004 and for the fiscal year ended December 31, 2004, together with such notes as would be required by IFRS; and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries at November 30, 2005 and unaudited consolidated income statement for the eleven months period ended November 30, 2005.

(f)            Escrow Agreement. The Sellers shall have executed the Escrow Agreement substantially in the form attached hereto as Exhibit B.

(g)           Van Zijll Consulting Agreement. Van Zijll Kft. shall have entered into a consulting agreement with the Company substantially in the form attached hereto as Exhibit C

(h)           ComInnex Consulting Agreement. The Company shall have entered into a consulting agreement with ComInnex Zrt. substantially in the form attached hereto as Exhibit H.

(i)            Elimination of Debt. The Sellers shall have caused the Company to pay or be forgiven all of the Company’s debt, including, but not limited to all current maturities of debt, and all intercompany debt, prior to the Closing Date; except that such debt shall not include any capital leases.

(j)            Termination of Loan Agreements. The Sellers shall have caused the Company to terminate all loan agreements between the Company, as lender, and Thales, as borrower, and repayment by Thales of all amounts due to the Company under such loan agreements.

(k)           Termination of Security Arrangements. The Sellers shall have caused the Company to terminate all security arrangements entered into by the Company to secure the obligations of Thales.

(l)            Sale of Facility. The Sellers shall have caused the Company to sell the facility located in Balatonfűzfő, Hungary with no residual liability to the Company or Purchaser, other than agreed under the terms of the Lease Agreement.

(m)          Employment Termination Agreements. The Company shall have entered into Employment Termination Agreements substantially in the form attached hereto as Exhibit E with Dr. Ferenc Darvas. Alexander Drijver, Margit Varga Darvas and Erzsebet Tari Pál, with no residual liabilities to the Company, other than those specifically agreed to under the Employment Termination Agreements.

(n)           Lease Agreement. Company shall have entered into the Lease Agreement substantially in the form attached hereto as Exhibit D.

(o)           Employment Agreement. The Company shall have entered into an Employment Agreement on terms substantially in the form attached hereto as Exhibit F.

(p)           Resignation Letters. In a letter addressed to the Company, the members of the Board of Directors and Supervisory Board of the Company shall have submitted their resignation from their position, with the effect of the Closing Date.

(q)           Registration of the Corporate Seller. The Corporate Seller is duly registered by the court of registration having competence over the Corporate Seller.

8.3           Obligations of Sellers. The obligations of the Sellers hereunder to sell the Shares pursuant to ARTICLE II are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by the Sellers in its sole discretion):

(a)           Representations and Warranties. The representations and warranties made by Purchaser in this Agreement, disregarding (solely for purposes of this Section 8.2(n)(a)) any additional materiality or Material Adverse Effect limitations therein, shall be, in all material aspects, true and correct on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date, except where the failure of such representations and warranties to be true and correct could not reasonably be expected to have a Material Adverse Effect on the Company.

(b)           Performance. Purchaser in all material respects shall have performed and complied with, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Purchaser at or before the Closing.

(c)           Officers’ Certificates. Purchaser shall have delivered to the Sellers a certificate, dated the Closing Date and executed by any proper officer of Purchaser, certifying as to the satisfaction of the conditions set forth in Sections 8.2(n)(a) and (b).

(d)           Escrow Agreement. Purchaser shall have executed the Escrow Agreement substantially in the form attached hereto as Exhibit B.

(e)           Bridge Financing. Purchaser and AMRI shall have cooperated with the Company in its endeavor to provide appropriate financial comfort to CIB Bank to enable the release of securities for the credit lines of the Company to enable the transfer of the Balatonfűzfő facility out of the ownership of the Company.

(f)            AMRI shall have issued a written acknowledgement confirming the existence and terms of the Van Zijll Consulting Agreement, the ComInnex Consulting Agreement, Employment Termination Agreements, the Employment Agreement and the Lease Agreement substantially in the form attached hereto as Exhibit G.

ARTICLE IX

INDEMNIFICATION

The rights and obligations of the parties under this Agreement shall be subject to the following terms and conditions:

9.1           Survival of Representations and Warranties; Indemnification Period. All representations and warranties of the parties contained in this agreement, and the rights of the parties to seek indemnification with respect thereto, shall expire 30 months following the Closing Date; provided, however, that (i) the representations and warranties contained in Sections 3.1 (“Authority”), 3.2 (“Corporate Existence of the Company”) and 3.3 (“Capital Stock”), shall survive for ten (10) years following the Closing Date and (ii) representations and warranties contained in Sections 3.8 (“Taxes”) and 3.12 (“Company Benefit Plans”), shall survive until ninety (90) days following the expiration of the applicable statute of limitations.

9.2           Indemnification by the Sellers. Subject to the provisions and limitations contained in this Article IX, the Sellers hereby agrees to indemnify, defend and hold harmless Purchaser, its Affiliates and the Company (collectively, the “Sellers Indemnified Parties”) from and against any and all Losses, Actions, Proceedings, claims and Liabilities (collectively “Purchaser Losses”) which the Sellers Indemnified Parties may at any time sustain or incur, which are occasioned by, caused by or arise out of (i) any inaccuracy in or breach of any of the representations and warranties of the Sellers in this Agreement or any breach of any covenants or other agreements made by the Sellers in this Agreement to the extent not waived in writing by Purchaser, (ii) all liabilities of the Company, other than those incurred in the ordinary course of business, accrued as of the Closing Date, (iii) any indebtedness and transaction-related fees and liabilities which are unpaid at the Closing Date by the Company, subject to the provision of Article 11.3 below, and (iv) any undisclosed liabilities of the Company. The Sellers shall not have any right of contribution from the Company with respect to any Purchaser Losses claimed by the Sellers Indemnified Parties after the Closing. Sellers are liable for the indemnification obligations against Purchaser in proportion to the Shares they have sold to Purchaser under the present Agreement. Further, Individual Sellers are jointly liable for the indemnification obligations of the Corporate Seller in respect of Purchaser. Among the Individual Sellers their liability for the indemnification obligations of the Corporate Seller shall be in the proportion of the shares they transferred to the Corporate Seller as of 19 January 2006 as indicated in Exhibit A.

9.3           Limitations of Sellers’ Liability. In the absence of fraud or intentional misrepresentation or intentional breach of warranty or covenant set forth in this Agreement of the other Ancillary Agreements, the liability of the Sellers under Section 9.2 shall be limited as follows: The maximum amount payable by the Sellers in respect of all claims for indemnification under this Agreement will not exceed $1,000,000; provided, however, that this amount shall not apply to any breaches of representations and warranties contained in Sections 3.1 (“Authority”), 3.2 (“Corporate Existence of the Company”) and Section 3.3 (“Capital Stock”), where the maximum amount payable by the Sellers in respect of all claims pursuant to Sections 3.1, 3.2 and the first, second and fourth sentences of Section 3.3 shall be limited to the Purchase Price, as adjusted pursuant to this Agreement. The Sellers shall not, further, be liable for a claim arising out of a breach of the representations and warranties if (i) the notice of such claim is not given in writing by the Purchaser to the Sellers within the time period set out in Section 9.1; (ii) the amount of the claim does not exceed USD 10,000; or (iii) the aggregate amount of all claims for which the Sellers would be liable under this Agreement does not exceed USD 25,000.

9.4           Mitigation of Loss. The Purchaser shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any losses which, in the absence of mitigation, might give rise to a liability in respect of a claim under the representations and warranties.

9.5           Indemnification by Purchaser. Subject to the provisions and limitations herein contained, Purchaser hereby agrees to indemnify, defend and hold harmless the Sellers from and against any and all Losses which the Sellers may at any time sustain or incur which are occasioned by, caused by or arise out of any inaccuracy in or breach of any of the representations, warranties or covenants made by Purchaser in this Agreement.

9.6           Limitation of Purchaser’s Liability. The maximum amount payable by Purchaser in respect of all claims for indemnification under this Agreement will not exceed $1,000,000.

9.7           Defense of Third Party Claims.

(a)           The indemnified party seeking indemnification under this Agreement shall promptly notify the indemnifying party of the assertion of any claim, Actions and/or Proceedings, or the commencement of any Action and/or Proceeding by any Third Party, in respect of which indemnity may be sought hereunder and will give the indemnifying party such information with respect thereto as the indemnifying party may reasonably request, but failure to give such notice shall not relieve the indemnifying party of any liability hereunder (except to the extent that the indemnifying party has suffered actual prejudice by such failure). The indemnifying party shall have the right, but not the obligation, exercisable by written notice to the indemnified party within 10 days of receipt of notice from the indemnified party of the commencement of or assertion of any claim, Action, and/or Proceeding by a Third Party in respect of which indemnity may be sought hereunder (a “Third-Party Claim”), to assume the defense and control at its sole expense the settlement of such Third-Party Claim that (i) involves (and continues to involve) solely money damages or (ii) involves (and continues to involve) claims for both money damages and equitable relief against the Indemnified Party that cannot be severed, where the claims for money damages are the primary claims asserted by the Third Party and the claims for equitable relief are incidental to the claims for money damages, and where the indemnified party reasonably determines (and continues to reasonably determine) that defense of the claim by the indemnifying party will not have a Material Adverse Effect on the indemnified party. If the indemnifying party does not assume the defense, the indemnified party shall assume control of the defense and all costs and expenses shall be Purchaser Losses.

(b)           The indemnifying party or the indemnified party, as the case may be, shall have the right to participate in (but not control), at its own expense, the defense of any of the aforesaid Third-Party Claims that the other is defending, as provided in this Agreement.

(c)           The indemnifying party, if it has assumed the defense of any of the aforesaid Third-Party Claims as provided in this Agreement, shall not, without the indemnified party’s prior written consent, enter into any compromise or settlement that (i) results in any liability to the indemnified party, (ii) commits the indemnified party to take, or to forbear to take, any action or (iii) does not provide for a complete release by such Third Party of the indemnified party. The indemnifying party shall not, without the indemnified party’s prior written consent, enter into any compromise or settlement where the amount of such compromise or settlement would cause the applicable cap on the indemnifying party’s liability, as provided herein, to be exceeded. The indemnified party shall have the sole and exclusive right to settle any Third-Party Claim, with the consent of the indemnifying party, which shall not be unreasonably withheld or delayed, on such terms and conditions as it deems reasonably appropriate, to the extent such Third-Party Claim involves equitable or other nonmonetary relief against the indemnified party, and shall have the right to settle, at the indemnifying party’s sole expense, any Third-Party Claim involving money damages for which the indemnifying party has not assumed the defense pursuant to this Section 9.7 with the written consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, the indemnified party shall have the right to employ separate counsel at the indemnifying party’s expense and to control its own defense of any such asserted liability if (i) there are or may be legal defenses available to such indemnified party that are different from or additional to those available to the indemnifying party or (ii) in the reasonable opinion of counsel to such indemnified party, conflict or potential conflict exists between the indemnifying party and such indemnified party that would make such separate representation advisable.

9.8           The Sellers shall remain liable in respect of a claim arising from a breach of the representations and warranties if the Purchaser fails to act in accordance with Sections 9.4 and 9.7 above; provided, however, the Sellers shall not be liable for losses suffered by Purchasers failure to comply with Section 9.4.

9.9           The Purchaser acknowledges that the Purchase Price, as agreed between the parties, takes account of the limitations of the liabilities of the Sellers in Sections 9.3 and 9.8, as contemplated by Section 314 (2) of the Act No. IV of 1959 on the Civil Code of the Republic of Hungary.

ARTICLE X

TERMINATION

10.1         Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a)           at any time before the Closing, by mutual written agreement of the Sellers and the Purchaser;

(b)           at any time before the Closing, by the Sellers or the Purchaser, in the event that any Order or law becomes effective restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements, upon notice to the non-terminating party by the terminating party;

(c)           at any time after 15 March, 2006, by Purchaser, by notice to the Sellers if the Closing shall not have occurred on or before such date and the failure of the Closing to occur is caused by the non-satisfaction of any of the conditions set forth in Section 8.2;

(d)           at any time after 15 March, 2006, by the Sellers, by notice to Purchaser if the Closing shall not have occurred on or before such date and the failure of the Closing to occur is caused by the non-satisfaction of any of the conditions set forth in Section 8.3;

(e)           at any time before Closing, by Purchaser, in the event that the Unaudited 2005 Revenue for the fiscal year ended December 31, 2005 of the Company is less than US$7.0 million; or

(f)            at any time before Closing, by the Sellers, in the event that the Unaudited 2005 Revenue for the fiscal year ended December 31, 2005 of the Company exceeds US$9.8 million.

10.2         Effect of Termination. If this Agreement is validly terminated pursuant to Section 10.1, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of the Sellers or the Purchaser (or any of their respective officers, directors, employees, agents or other representatives or Affiliates), except as set for below and that the provisions with respect to fees and expenses in Section 11.3 and confidentiality in Section 11.4 and 11.6 will continue to apply following any such termination. Notwithstanding any other provision in this Agreement to the contrary, upon termination of this Agreement pursuant to Section 10.1 (other than pursuant to Section 10.1(a)) the Sellers or the Purchaser (as the case may be) will remain liable to the other party for any willful breach of Section 5.6, and Section 6.2 of this Agreement existing at the time of such termination, and the Sellers or the Purchaser (as the case may be) may seek such remedies, including damages and fees of attorneys, against the other with respect to any such breach as are provided in this Agreement or as are otherwise available at law or in equity.

In the event that (i) all the conditions precedent set forth in Article VIII are satisfied or waived and the Sellers fail to comply with their obligations of closing set forth in Section 2.5 (b) or (ii) Sellers willfully fail to satisfy the conditions set forth in Section 8.2 (including the failure to negotiate in good faith) as a consequence of which the Agreement becomes terminated, Sellers shall pay to Purchaser a penalty (“kötbér”) of US$300,000 in cash by bank transfer not later than seven (7) business days after any such event/the termination of the Agreement. The Purchaser will have the right in such case to claim its damages in excess of the penalty amount in accordance with the provisions of Hungarian law.

In the event that (i) all the conditions precedent set forth in Article VIII are satisfied or waived and the Purchaser fails to comply with its obligations of closing set forth in Section 2.5 (a) and (b) or (ii) Purchaser willfully fails to satisfy the conditions set forth in Section 8.3 (including the failure to negotiate in good faith) as a consequence of which the Agreement becomes terminated, Purchaser shall pay to Sellers a penalty (“kötbér”) of US$300,000 in cash by bank transfer not later than seven (7) business days after any such event/the termination of the Agreement. The Sellers will have the right in such case to claim their damages in excess of the penalty amount in accordance with the provisions of Hungarian law.

ARTICLE XI

MISCELLANEOUS

11.1         Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

If to Purchaser, to:

Albany Molecular Research Inc.
21 Corporate Circle
P.O. Box 15098

Albany, NY 12212-5098
United States of America
Attn: Director, Contracts, Licensing and Legal Affairs
Facsimile: 518 867 4375

With a copy (which shall not constitute notice) to:

DLA Piper Rudnick Gray Cary US LLP
1251 Avenue of the Americas
New York, New York 10020-1104
Attn: Thomas Slusarczyk, Esq.
Facsimile: (212) 884-8495

If to the Sellers, to:

Jalsovszky Law Firm
H-1053 Budapest
Magyar u. 36.
Hungary
Attn: Pál Jalsovszky
Facsimile: (36-1) 886 7899

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 11.1, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section 11.1, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section 11.1, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section 11.1). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

11.2         Entire Agreement. This Agreement and the Ancillary Agreements supersede all prior discussions and agreements between the parties with respect to the subject matter hereof and thereof, including, but not limited to, the Letter of Intent and contain the sole and entire agreement between the parties hereto with respect to the subject matter hereof and thereof.

11.3         Expenses. Except as otherwise expressly provided in this Agreement whether or not the transactions contemplated hereby are consummated, Purchaser will pay its own costs and expenses (including all legal and accounting fees and expenses), incurred in connection with the negotiation, execution and closing of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby (including regulatory filings and proceedings). Except as otherwise expressly provided in this Agreement and only if the transactions contemplated hereby are consummated, the Sellers and Purchaser shall share equally in the Company’s costs and expenses (including all legal and accounting fees and expenses), incurred in connection with the negotiation, execution and closing of this Agreement and the Ancillary

Agreements and the transactions contemplated hereby and thereby (including regulatory filings and proceedings); provided, however, that Purchaser’s share in the Company’s cost and expenses shall be limited to $100,000, subject to Purchaser receiving appropriate documentation of the Company’s costs and expenses.

11.4         Public Announcements. At all times at or before the Closing, the Sellers and the Purchaser will not issue or make any reports, statements or releases to the public without the consent of the other, which consent shall not be unreasonably withheld. If either party is unable to obtain the approval of its public report, statement or release from the other party and such report, statement or release is, in the opinion of legal counsel to such party, required by law, regulation, or the Securities and Exchange Commission or NASDAQ, in order to discharge such party’s disclosure obligations, then such party may make or issue the legally required report, statement or release and promptly furnish the other party with a copy thereof. The Sellers and the Purchaser will also obtain the other party’s prior approval of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement.

11.5         Default Interest. If either of the Parties fails to pay any amount payable by it under this Agreement on the due date of such payment, interest shall accrue on the overdue amount from the due date up to the date of the actual payment at a daily rate equivalent to

(a)           BUBOR plus 5% p.a. during the first 2 (two) months of the payment default and thereafter BUBOR plus 7% p.a. for payments in HUF; or

(b)           LIBOR plus 5% p.a. during the first 2 (two) months of the payment default and thereafter LIBOR plus 7% p.a. for payments in USD.

11.6         Confidentiality. Each party hereto will hold, and will cause its Affiliates, and their respective Representatives, to hold in strict confidence from any person (other than any such Affiliate), unless (i) compelled to disclose by judicial or administrative process (including without limitation in connection with obtaining the necessary approvals of this Agreement and the transactions contemplated hereby of Governmental or Regulatory Authorities) or by other requirements of law, (ii) compelled to disclose by the Securities and Exchange Commission or NASDAQ, or (iii) disclosed in an Action or Proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder (but only to the extent such party uses reasonable efforts to seek judicial protection from the public disclosure of such information), all documents and information concerning the other party or any of its Affiliates furnished to it by the other party or such other party’s Representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (a) previously known by the party receiving such documents or information; (b) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving party, or (c) later acquired by the receiving party from another source if such source is under no obligation to another party hereto to keep such documents and information confidential; provided that following the Closing the foregoing restrictions will not apply to Purchaser’s use of documents and information concerning the Company and its Subsidiaries furnished by the Sellers hereunder. In the event the transactions contemplated hereby are not consummated, upon the request of the other party, each party hereto will, and will cause its Affiliates, and their respective Representatives to, promptly (and in no event later than three (3) business days after such request) redeliver or cause to be redelivered all copies of confidential documents and information furnished by the other party in connection with this Agreement or the transactions contemplated hereby and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon prepared by the party furnished such documents and information or its Representatives.

11.7         Further Assurances;

(a)           Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the parties hereto shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary to fulfill its obligations under this Agreement and the Ancillary Agreements to which it is a party and to vest to Purchaser full title to all properties, assets, rights, approvals, immunities and franchises of the Company. Without limitation, the parties agree to execute all the declarations, statements and documents required for the release of the Escrow Amount in accordance with the provisions of the Escrow Agreement.

11.8         Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party against whom such waiver is asserted. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, shall be cumulative and not alternative.

11.9         Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

11.10       No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person other than any person entitled to indemnity under ARTICLE IX.

11.11       No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, the parties agree that the agreement may be assigned by Purchaser to Kagyló 2005 Vagyonkezelő Kft.(with its registered seat at H-1123 Budapest, Alkotás u. 50).

11.12       Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially affected thereby, (a) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision, and (c) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in economic and legal effect to such illegal, invalid or unenforceable provision as may be possible.

11.13       Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Republic of Hungary applicable to a contract executed and performed in such country, without giving effect to the conflicts of laws principles thereof.

11.14       Dispute Resolution. All claims, demands, disputes, controversies, differences, or misunderstandings between the parties relating to this Agreement shall be settled by arbitration, in accordance with UNCITRAL arbitration rules, and any dispute will be brought in Geneva, Switzerland and judgment on the award rendered by the arbitrator of arbitrators may be entered and enforced in any court having jurisdiction. Nothing herein shall be construed to limit the right of either party to initiate a lawsuit against the other party in the ordinary Hungarian courts.

11.15       Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

11.16       Stockholder Representative. The Sellers shall, by executing the Agreement shall be deemed to have consented to and approved: (i) the use of the Escrow Account to satisfy the claims and rights under Article IX hereof and otherwise in accordance with this Agreement; (ii) the appointment of dr. Pál Jalsovszky (the “Stockholder Representative”) as the representatives in accordance with this Section 11.16 hereof as representative of each Seller and as attorney-in-fact and agent for and on behalf of each such Seller. Upon appointment, the Stockholder Representative shall have full power and authority, including power of substitution, acting in the name of and for and on behalf of such Seller, to take any and all actions and make any and all decisions under this Agreement and the other Ancillary Agreements which the Stockholder Representative, in its sole discretion, deems necessary or proper, including (i) to amend, waive or consent to any provision of this Agreement and the other Ancillary Agreements, (ii) to negotiate, settle, compromise or otherwise resolve all claims relating to indemnification or reimbursement pursuant to Article IX in its sole discretion, (iii) to do all other things and to take all other actions under or related to this Agreement and the other Ancillary Agreements which, in their discretion, they may consider necessary or proper to effectuate the transactions contemplated hereunder and thereunder to enforce and to protect the rights and interests of the Sellers (including the Stockholder Representative, in its capacity as a Seller) and to enforce and protect the rights and interests of the Stockholder Representative arising out of or under or in any manner relating to this Agreement and the other Ancillary Agreements, (iv) to resolve any dispute with Purchaser and its Affiliates over any aspect of this Agreement and the other Ancillary Agreements on behalf of such Sellers, and (v) to enter into any contract, in each case to effectuate any of the foregoing from time to time which shall have the effect of binding such Sellers as if such Sellers had personally entered into such contract or made such decision or taken such action. All decisions and determinations made by the Stockholder Representative shall be deemed to have been made on behalf of all of the Sellers. A decision, act, consent or instruction of the Stockholder Representative will constitute a decision of all the Sellers and will be final, binding and conclusive upon each such Seller, and Purchaser and its Affiliates may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of each such Seller. Purchaser and its Affiliates are hereby relieved from any damages to any person for any acts done by it in accordance with such decision, act, consent or instruction of the Stockholder Representative. Any person required to give notice to the Sellers hereunder shall be deemed to have validly delivered such notice if such notice was delivered to the Stockholder Representative in accordance with the provisions of Section 11.1. Upon the resignation, death, disability or refusal to act of the Stockholder Representative, the Sellers may appoint a successor Stockholder Representative. If within 15 days of such resignation, death, disability or refusal to act, a successor Stockholder Representative is not appointed pursuant to the preceding sentences of this Section 11.15, the Sellers having an aggregate ownership interest of more than 50 percent may appoint a successor Stockholder Representative by written consent or at a meeting of the Sellers called for the purpose of electing a successor Stockholder Representative. If the Sellers fail to appoint a successor Stockholder Representative, any holder of an ownership interest may petition any court of competent jurisdiction for the appointment of a successor Stockholder Representative. This appointment and power of attorney shall be deemed coupled with an interest, and all authority conferred hereby shall be irrevocable and shall not be subject to termination by operation of law, whether by death, incapacity, liquidation, or dissolution of any Seller or the occurrence of any other event or events, including assignment by an Seller of any portion of such Seller’s interest hereunder. In the event this Agreement is terminated pursuant to Article X prior to Closing, the appointment contemplated by this Section 11.15 shall immediately terminate. The Stockholder Representative shall not be liable to any party hereto for any action taken or not taken by him or her under the terms hereof or the terms of his or hers appointment as Stockholder Representative, in the absence of gross negligence or willful misconduct on his or her part.

IN WITNESS WHEREOF, this Stock Purchase Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

PURCHASER:

/s/ Thomas E. D'Ambra, Ph.D.
KAGYLÓ 2005 VAGYONKEZELŐ KFT.
Name: Thomas E. D'Ambra, Ph.D.
Title: Chairman of the Board, President
and Chief Executive Officer
SELLERS:

/s/ Dr. Ferenc Darvas	/s/ Dr. Ferencné Darvas
Dr. Ferenc Darvas	Dr. Ferencné Darvas

/s/ Margit Varga Darvas	/s/ Gergely Darvas
Margit Varga Darvas	Gergely Darvas

/s/ Pálné Tari	/s/ Dr. László Ürge
Pálné Tari	Dr. László Ürge

/s/ Alexander Drijver	/s/ Mihály Hanyecz
Alexander Drijver	Mihály Hanyecz

/s/ Dr. Ferenc Darvas
DARHOLDING VAGYONKEZELŐ KFT. B.A.
Name: Dr. Ferenc Darvas
Title: Majority Partner

 The following Schedules and Exhibits to this Stock Purchase Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K.

Disclosure Schedules of the Seller.

EXHIBITS

Exhibit A	The Shares Held By Each Seller And The Shares Contributed By The Individual Sellers Into The Corporate Seller
Exhibit B	Form of the Escrow Agreement
Exhibit C	Form of the Van Zijll Consulting Agreement
Exhibit D	Form of Lease Agreement
Exhibit E	Form of Employment Termination Agreements
Exhibit F	Form of Employment Agreement
Exhibit G	Form of Acknowledgement Letter
Exhibit H	Form of The Cominnex Consulting Agreement

Albany Molecular Research, Inc. will furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request; provided, however, that Albany Molecular Research, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.